Exhibit 1

Brookfield

Interim Report Q1 2011

AS AT MAR. 31 2011, AND DEC. 31 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010
Per fully diluted common share
Cash flow from operations
Excluding realization gains	$0.31	$0.37
Including realization gains	0.33	0.60
Intrinsic value[1]	37.76	37.45
Net tangible asset value[2]	31.71	30.96
Net income	0.41	0.25
Total
Cash flow from operations
Excluding realization gains	$218	$230
Including realization gains	231	366
Intrinsic value[1]	24,046	22,261
Net tangible asset value[2]	20,046	18,261
Net income	278	164

1.	Represents tangible asset value (see Note 2) plus the estimated value of the company’s asset management franchise, as at March 31, 2011 and December 31, 2010
2.

Reflects carrying values on a pre-tax basis prepared in accordance with procedures and assumptions utilized to prepare the company’s IFRS financial statements, adjusted to reflect asset values not recognized under IFRS (see Management’s Discussion and Analysis of Financial Results) as at March 31, 2011 and December 31, 2010

LETTER TO SHAREHOLDERS

OVERVIEW

While the first quarter of 2011 was marked by a number of events which were perceived to set back the global economic recovery, we continue to witness a steady improvement at the grass-roots level in virtually all of our businesses.

We have remained focused on integrating the investments we made in the past three years into our operations to drive improved returns from these businesses, identifying new investments where continued financial distress has created opportunities and organically growing each of our operations with the $4 billion of cash flow that is generated across our businesses each year.

The overall economic environment, while seldom perfect, features a number of trends that are favourable for our operations. For example, interest rates are still very low, as this facilitates the work-out of the global economic issues that developed in 2007, the consequences of which would have been far more damaging without these low rates. We are capitalizing on this environment by fixing the interest rates on as many of our borrowings as possible and extending maturities.

A second positive macro-economic trend has been the rise of currencies in the three countries where we have major investments – Australia, Brazil and Canada. We expanded our holdings in these countries because we believed their economies would deliver dependable sustained growth, and today roughly 50% of our capital is deployed in these regions. This provides us with attractive diversification and exposure to economies benefitting from the global trends of the emerging markets. As a result of these significant foreign investments, and the U.S. dollar’s relative weakness over the last quarter, we have benefited from these currency movements.

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BUSINESS CONDITIONS

Commercial Office Properties

Office leasing has continued to pick up, building on a strong year in 2010. We signed close to 3 million square feet of leases in the first quarter and are in serious discussions on another 10 million square feet of leasing. Should events unfold as we expect, this would represent the signing of over 12 million square feet of leases in 2011, an all-time record for us. More importantly, the second phase of recovery has started in select markets, as rental rates have not merely stabilized but are now increasing. Australia and Canada are particularly strong, led by Calgary (the oil effect) and Perth (the commodities effect).

As a reference point, two years ago, conventional wisdom in Calgary had market rates heading into the range of $10 per square foot net effective rent as a result of both new construction and demand contraction. Fast forward to today, we are signing $30 plus net effective rents, as the new space has largely been absorbed into the market and the tenant base in the energy and financial sectors continues to grow.

In the United States, vacancies have stabilized in most markets and are now starting to improve, with New York City leading the way. Rental rates for premium space are up 30% since early 2010 in New York, with strong demand from the historically important sectors (financial services and those dependent on financial services) but also from new industries. For example, Google recently acquired a new headquarters property for approximately $2 billion. Other similar firms are also establishing a presence in New York, all driven by the same phenomenon that has long made Manhattan the number one destination for head offices – the ability to attract large numbers of bright, young people who want to live in New York.

Retail Properties

The retail industry is recovering nicely from the lows reached in the United States in the final months of 2009, when overall retail sales plummeted. During the slump, we saw compelling valuations in shopping malls and made a substantial commitment on behalf of you as shareholders and our clients, to acquire a large stake in General Growth Properties (“GGP”). In the past two years, we committed approximately 10% of our deconsolidated balance sheet and a large amount of client capital to what we believe to be one of the best retail mall businesses in America. We did this in the belief that great retail centres would recover, despite all the negative prognostications.

As a result of the size of our investment, the recovery of retail sales has become increasingly important to us, and recent trends have been favourable. In the U.S., retail sales bottomed in November 2009 and have since been up sequentially every month since then. In our U.S. properties, sales bottomed at approximately $410 per square foot, and today have recovered to over $450 per square foot. Leasing is strong and while rents have yet to increase substantially, as a result of the lag effect, operating cash flows from our U.S. portfolio in the first three months of this year were up 2% as result of cost savings, and slightly higher occupancies and realized rents. Overall occupancy rates increased by 40 basis points to 92.4% and normalized cash flows for shareholders were up 15%.

Renewable Power Facilities

In our power operations, water levels have largely recovered to normal levels with a “wet” spring, though realized prices were lower than expected during the first quarter for two reasons: generation was skewed towards our lower priced markets, and the impact of extremely low natural gas prices on electricity rates. Cash flows are therefore lower than the first quarter of last year, however the longer term profile of the business remains very favourable.

We continue to make progress in securing new long-term contracts with attractive pricing in regions such as the north-eastern U.S. In Brazil, our power operating results are strong, and we are on schedule with two new hydro projects that are expected to begin producing power in 2013. We also advanced the development of several wind and hydro projects in North America and recently contracted to purchase a high capacity, fully operational 30 megawatt hydro plant in Brazil for closing this quarter.

Infrastructure Operations

Our infrastructure operations continue to demonstrate the strength that comes from a diverse portfolio of high quality assets. This integrated, global business is benefiting from operational improvements, an expanded customer base and the economic rebound taking place globally.

2      BROOKFIELD ASSET MANAGEMENT

We were pleased to see marked improvement in our timber operations, a business that was hit hard by the decline in U.S. housing. Timber prices are up significantly this quarter, due to a shut down of competitive capacity, increased demand (off a low base), Chinese lumber purchases, and potential demand in the wake of the Japanese earthquake. We were able to increase our harvesting quickly in response to rising prices, and recorded a strong quarter, the first in three long years.

Port operations have been recovering strongly, led by a number of successful initiatives at our port in the northern UK. On top of overall growth in container traffic, a large international steel company announced they have purchased and will be expanding a major local facility, which will increase bulk throughput at our port. We were also able to refinance our Australian coal terminal and Chilean transmission network with long-term bond offerings at very attractive rates.

Rail operations have been slow due to the western Australian drought, which cut into grain shipments by our agricultural clients, but we are in the midst of a major build-out of our railroad to serve a number of new iron-ore clients, which will significantly increase tonnage and cash flows. We signed two new take or pay contracts during the quarter. We are also in negotiations with four other expansion contracts, which if all signed would increase tonnage on our tracks by 50%, starting at the end of this year, and continuing through 2014.

Private Equity Businesses

In our private equity group, we are positioning investments for monetization, including a number of our forest product and housing related businesses, which have started to rebound. Operational upgrades and improving markets have significantly enhanced the performance of each company.

Our executive relocation operations, one of only three global businesses in its sector, has begun to realize substantial benefits from a bolt-on acquisition made in 2008, with others being considered. Our construction business continues to increase its workbook in most of its markets, led by infrastructure projects in both the private and public sectors.

COMMON SHARE EQUITY ISSUE

During the first quarter, we issued 45 million shares of Brookfield for $1.5 billion, of which 27.5 million were issued to Fairholme Funds. This enabled us to acquire 113 million common shares of GGP, which increased our interest to approximately 40%.

Prior to this issuance of common shares, we had not issued any meaningful number of shares in our company since 1995 other than for one corporate transaction, and subsequently we repurchased most of the shares that we had issued. We chose to issue the shares as seldom does one get the opportunity to add such a large scale operating platform with $40 billion of such high-quality assets to your business, and this purchase allowed us to own a very meaningful piece of this U.S. retail shopping centre business which will compound wealth for many years to come. As a result, we believed there was a compelling reason to depart from normal practice.

First, with this purchase of GGP shares, we increased our percentage ownership of this very large scale company to a point where we are now comfortable that we can make long-term decisions with this investment. As a result, we now consider GGP to be a long-term holding as opposed to a “restructuring investment” which we considered it to be when we first became involved with the company.

Second, we did not feel it would be prudent to stretch our balance sheet while adding such a significant long-term investment to our company. We also continue to see a great number of distress opportunities which we may be able to participate in, and this extra capital ensures we have the necessary financial resources to be in a position to capitalize on them if we can convert any of these to reality.

Third, despite a possible dilution of short-term shareholder value, we believe this transaction will be extremely positive over the longer term. We believe we received approximately the same amount of value back in return for our sale of Brookfield shares. And while we gave up part of our “franchise” value, we added a major investment platform which we expect will be as valuable in the long run as what we gave up.

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As most of you know, we have never been serial equity issuers, which is one of the reasons why we have been able to compound our per share growth at the rate we have achieved. We have not changed our strategy; this was merely an exception to our rule, which we made to seize an extraordinary opportunity, and while we do not plan on making a habit of it, we may do it again sometime for another exceptional investment opportunity.

COMPETITIVE ADVANTAGES

We have developed four competitive advantages which enable us to earn above average returns on capital that we deploy for shareholders and clients. Simplistically, they are People, Capital, Global Diversity and Long-Term Focus.

People: Our first competitive advantage is that our teams embrace an “operations-focused” approach to investing. We have nearly 20,000 employees throughout our company, and they provide us with valuable industry knowledge and technical capabilities to make fully informed investment and divestment decisions, and enable us to source proprietary transactions from a large network of organizations and people. These teams also enable us to surface more value from assets that we own and achieve higher returns than might otherwise be possible.

Capital: The scale of capital we have access to, and the scope of our relationships, is our second competitive advantage. We currently have approximately $150 billion of assets under management, with approximately $40 billion of permanent equity in our listed entities and $50 billion of equity capital in funds that we manage on behalf of clients. The balance is provided by financial institutions as leverage on our assets. This capital base provides us access to both the private and public markets on all the continents where we do business and allows us a competitive advantage over many others. Often scale can be a detriment to long-term returns, but we believe that today, our size creates a competitive advantage that allows us to participate in transactions which few others can contemplate.

Global Diversity: Our third competitive advantage is that we are global and diverse, with established operations in many major economies, enabling us to be selective as to where we invest, how we invest (distressed debt, equity, private markets, public markets), and in what we invest in. This increases the number of opportunities we consider, and often allows us to avoid the pitfalls that come from being sector-specific, and forced to invest capital into investments which may be great at a point in time, but dangerously over valued once too much capital starts chasing too few opportunities. This global scale provides us with a much broader range of investment alternatives and therefore allows us to pick our spots and shift our resources to the places where we believe the best long-term returns will be derived, enhancing overall returns, and hopefully avoiding trouble spots as they come along.

Long-Term Focus: Our final competitive advantage is that we focus on “good” long-term returns instead of “high” short-term IRR’s. While many would like to do this, most do not enjoy this luxury because of the defined time lines imposed by their capital providers. Our capital has been assembled in such a way as to ensure that we can be long-term investors. Our overall belief is that when you find a great asset and can compound wealth at 12% to 15%, there is no sense in selling this asset at a pre-determined time, as you then take reinvestment risk and increase the chance of earning sub-par returns with something new. As a result, our capital generally continues to compound daily without the risk of finding new investments to make our target returns. This approach also allows us to pursue investments that might not contribute meaningfully to short-term financial results but are expected to contribute very meaningfully to long-term returns.

Taken together, we believe these competitive advantages provide us with a greater chance of success in meeting our performance targets and therefore generating acceptable returns for all of our shareholders and clients.

OPERATING PLATFORMS

Utilizing these competitive advantages, our goal is to grow the cash flow we generate from our assets over the long term. A large part of how we achieve that goal is our ability to continuously improve the operating performance of our properties, power plants and infrastructure assets. Operational expertise is particularly important when investing in distressed situations, where valuations are often attractive, but usually require management changes and industry specific knowledge to unlock and surface value. To illustrate how we create value, here are three case studies that highlight our operational approach.

4      BROOKFIELD ASSET MANAGEMENT

Calgary Office Property

Financial Snapshot: In 2000, we purchased Bankers Hall, a premier office complex in Calgary with three office towers totalling 2.5 million square feet for $464 million from a motivated seller exiting the market. The following year, we bought an adjacent parking lot for $49 million, as a future development site. Since then, we have refinanced this complex twice with recourse only debt, and sold a 50% interest to an institutional investor. We have been able to withdraw $372 million of capital from this property, representing a large portion of our original investment, which has since been reinvested elsewhere to generate additional returns. Our 50% share in the equity of the property is now worth more than $370 million, and the investment in total has generated a 24% compound annual internal rate of return over an 11 year period.

Operating Overview: To achieve these results, over the past 10 years, we established Bankers Hall as Calgary’s premier business address by consistently improving the quality of the buildings for our tenants. Some of the improvements are easy to spot: A third floor retail area that had very little traffic was replaced with an eight restaurant food court that draws thousands of visitors each day. A fourth tower was added to the complex where the parking lot sat in 2001. Other renovations took place behind the scenes, as we enhanced the elevators and installed more energy-efficient mechanical, water and electrical systems that dramatically cut power consumption and are expected to earn the industry’s highest designation for environmentally sustainability.

These improvements, large and small, meant that within two years of taking ownership, our local leasing team was able to attract blue chip tenants that include Talisman Energy, Canadian Natural Resources and several national law firms. The increased quality of the tenant mix and the stability of the higher cash flows enabled us to refinance the buildings on a low cost, long-term basis, increasing our equity returns.

U.S. Power Plants

Financial Snapshot: In 2004, we acquired a large portfolio of hydro power stations in Upstate New York for $847 million while the U.S. energy industry was dealing with the fallout from the collapse of Enron. Since that time we have refinanced the portfolio three times and currently have $875 million of recourse-only debt on these assets. We have realized approximately $900 million from this portfolio since purchase and the value of the current equity is approximately $2 billion. The compound annual internal rate of return on this investment has been 45% and it has generated a 4.5 times multiple of the original capital invested.

Operations Overview: The facilities we originally purchased had a combined capacity of 769 megawatts and produced enough electricity to power 500,000 homes in New York. These generating plants are the lowest cost power providers in an urban region with significant demand and chronic power shortages. At the time, New York was moving from fixed price contracts on electricity to an open, competitive wholesale power market, and we had the management expertise and systems required to take advantage of this fundamental transformation.

Our power teams had extensive experience in selling electricity into the competitive markets in Ontario and New England and inter-jurisdictional markets in New York. We introduced marketing practices that allowed the plants to take advantage of the new regulatory regime and consistently earn peak prices for power, by selling across a grid that featured multiple buyers. We used our operational skills to increase reliability and efficiency across all of the power stations. We tapped new sources of revenue, such as fees for providing New York utilities with standby generating capacity and other power services, and this meant generating improved cash flow without investing capital.

We also introduced risk management systems that allowed stations to sell power through a combination of spot prices and forward contacts, to ensure short-term price certainty and longer term exposure to rising prices.

Washington State Industrial Facility

Financial Snapshot: Our Special Situations Fund II acquired Longview Fibre’s industrial facilities for $239 million in 2007. We have since generated significant EBITDA within Longview and cash distributions to the Fund, and this investment is debt free today. As a result, we have repatriated all but $20 million of the Fund’s original investment and earned an approximate 55% compounded annual rate of return, or a five times multiple of the original invested capital.

Operations Overview: The complex included seven corrugated box plants and a large paper mill which was seen as excess baggage by most market observers when we acquired its former parent, a western U.S. timberland REIT. The plants, while well maintained, had consistently lost money, due in part to high operating costs and too many low margin paper products.

Q1 2011 INTERIM REPORT    5

We were able to turn around Longview by working with management to provide strategic direction to help change the culture across the organization, not just by merely cutting costs. We invested in the mills and introduced a results-oriented management mindset. The turnaround came from working closely with customers to focus operations on specific, profitable lines of business, which now includes paper containers for fast food, specialized packaging paper and the strong multi-layer paper used to bag cement. We narrowed its offerings to 70 higher margin paper products, from over 200 products in 2006. This made our plants more efficient and simpler to operate. We also made a top-down commitment to safety, dramatically reducing accidents at the plants. By being competitive on price and able to deliver high quality paper products, we expanded sales to existing clients, and signed up new high volume, national chains as customers, including Costco, Amazon and A&W restaurants. The company now also exports its products to 35 countries.

In addition to improvements made in the mills, our investment management teams assisted in preserving substantial value in the Longview pension fund ahead of the market downturn of 2008. Upon acquisition in 2007, we converted a portfolio which was virtually all invested in equities into one that was entirely fixed income holdings. This decision helped generate and protect the current $130 million surplus in the pension plan, despite the downturn in equity markets since 2007.

PRIVATE EQUITY AND OPPORTUNISTIC INVESTING ACTIVITIES

In addition to owning core high quality assets in our major areas of operations – property, power and infrastructure, we invest opportunistically in these sectors and also in related businesses or businesses where we have historical experience and people available to surface value from assets.

In the property area, our three core operations – office, retail and residential businesses – all originally emanated out of opportunistic restructuring investments. But, in addition, we have invested opportunistically over the years in other property assets and portfolios for both incremental returns and to gain in-depth knowledge of other asset classes which we might expand into more meaningfully over time.

Currently we have six opportunistic property funds which are either fully invested or close to being substantially invested, all of which have had excellent returns. This includes our North American Opportunity Funds I & II, and our $5.5 billion Real Estate Turnaround Protocol. We are in the midst of launching our real estate opportunistic fund which is targeting $4 billion of capital, will be global in nature and will encompass all of our new real estate opportunistic investment activities.

In private equity, we have a number of historical businesses owned on our own balance sheet, and in our Special Situations Funds I and II, which have focused on distress opportunities over the past five years. These two funds are both fully invested, and have outstanding track records. We are now in the midst of marketing two private equity funds, each targeted at $1 billion. The first is our follow-on fund for distressed investments and the second is a private equity fund in Brazil.

One historical private equity/opportunistic business, in which we have participated over the past 20 years, is the residential land development business. Given the distress over the last number of years, we have redoubled our efforts in this area. And while we diversified our operations to Brazil and pulled capital out of the U.S. leading up to 2006, we were not expecting the severity of distress that hit residential markets in the last several years. Despite this, we now see reason for optimism in the sector. Canada and Brazil performed exceptionally during recent years, and continue to do so. And the U.S., while slow to recover, appears to have has largely bottomed.

We used the last two years to reorganize our residential operations into two publicly traded units, one for our North American business and one for Brazil. Each has scale in their respective markets and depending on how you measure it, each is in the top five in size in their regions. At this time we own 43% of our Brazilian unit which is listed as “BISA3” on the Bovespa, and expect to own between 65% to 85% of our North American unit, listed as “BRP” on the NYSE and TSX, depending on the final outcome of a rights offering closing next month.

6      BROOKFIELD ASSET MANAGEMENT

We also decided in 2009 that multi-family apartment buildings were substantially undervalued and would benefit from U.S. residential real estate trends. We set about acquiring assets, on a distress basis, and in total acquired approximately 11,000 multi-family units across the U.S. In addition, we acquired 65% of an established developer of multi-family residential projects out of bankruptcy on the expectation that when the markets turned, we would no longer be able to buy completed units at attractive valuations. As a result, we now have an operating platform which gives us the development capabilities needed to build new product for our clients. We operate this multi-family development business in 40 metropolitan areas throughout the U.S. and our business acquires, develops, and constructs multi-family apartments in these markets, as well as manages approximately 50,000 units.

Good-quality multi-family apartments are now selling at yields in the 4.5% to 5.5% range with rental rates increasing as job creation comes back and individuals choose to rent, rather than risk their savings on single-family housing. As a result, we are selectively selling some of the assets we purchased over the last two years. So while it may be increasingly difficult to acquire additional multi-family properties at such distressed values, on the new build front we currently have 18 projects valued at $1.2 billion under construction for various clients and we believe that the future for this business is bright. We are also in the midst of raising a value- add institutional fund for this business to provide capital to further enhance the business model.

FUNDRAISING

As you will have noted, we are currently working on a number of fundraising initiatives and will have seven funds in the market with the objective of raising +$7 billion of capital over the course of 2011 and 2012. This includes opportunistic property funds, value add property funds and private equity strategies. We are also expanding our listed strategies with a specific focus on infrastructure, where we believe we possess a competitive advantage.

The stability of our operations over the past three years, a period of tremendous disruption for the asset management industry, enabled us to enhance our relationships and capacity in a number of ways, including recruiting and investing in a top tier global fund raising team. As a result, we have been able to achieve excellent growth, and continue to add to the more than $50 billion of capital managed for our clients.

SUMMARY

We remain committed to being a world-class asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

Our primary objective continues to be generating increased cash flows on a per share basis, and as a result, creating higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt

Chief Executive Officer
May 11, 2011

Q1 2011 INTERIM REPORT    7

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in the report, in other filings with Canadian regulators or the SEC or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements” on page 64.

BASIS OF PRESENTATION

Use of Non-IFRS Accounting Measures

This Interim Report, including the Management’s Discussion and Analysis (“MD&A”), makes reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the net asset value of its businesses. Brookfield’s consolidated statements of cash flow from operations enables a full reconciliation between this measure and net income so that readers are able to consider both measures in assessing Brookfield’s results. Operating cash flow is not a generally accepted accounting principle measure under International Financial Reporting Standards (“IFRS”) and differs from net income, and may differ from definitions of operating cash flow used by other companies. We derive operating cash flow from the information contained in our consolidated financial statements, which are prepared in accordance with IFRS, and is reconciled to net income within the MD&A. We define it as net income prior to such items as fair value changes, depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

Information Regarding the Interim Report

Unless the context indicates otherwise, references in this Interim Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities.

We utilize operating cash flow and net asset values in the Report when assessing our operating results and financial position, and do this on a deconsolidated basis organized by operating platform. This is consistent with how we review performance internally and, in our view, represents the most straightforward approach.

We measure invested capital based on net asset value unless otherwise stated, using the procedures and assumptions that we intend to follow in preparing our financial statements under IFRS, which we believe provides a much better representation of our financial position than historical book values. These values are reported on a pre-tax basis, meaning that we have not reflected adjustments that we expect to make in our IFRS financial statements to reflect the difference between carrying values of assets and their tax basis. We do this because we do not expect to liquidate the business and, until any such taxes become payable, we have the ability to invest this capital to generate cash flow and value for shareholders.

The IFRS-related disclosures and values in this document have been prepared using the standards and interpretations currently issued and effective at December 31, 2010 which is the end of our first annual IFRS reporting period.

The U.S. dollar is our functional and reporting currency for purposes of preparing our consolidated financial statements, given that we conduct more of our operations in that currency than any other single currency. Accordingly, all figures are presented in U.S. dollars, unless otherwise noted.

The Report and additional information, including the Corporation’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

8      BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Part 1	Financial Review	10

Part 2	Review of Operations	19

Part 3	Analysis of Consolidated Financial Statements	45

Part 4	Supplemental Information	61

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OVERVIEW

Brookfield is a global asset manager, with a focus on renewable power, property, and infrastructure. Our business model is simple: utilize our global reach to identify and acquire high quality real assets at favourable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets through our leading operating platforms to earn reliable, attractive long-term total returns for the benefit of our partners and ourselves.

We create value for shareholders in the following ways:

•	As an owner-operator, we aim to increase the value of the assets within our platforms and the cash flows they produce through our operating expertise, development capabilities and effective financing;

•

As an investor and capital allocator, we strive to invest at attractive valuations, particularly in distress situations that create opportunities for superior valuation gains and cash flow returns, or by monetizing assets at appropriate times to realize value; and

•

As an asset manager, by performing the foregoing activities not just with our own capital, but also with that of our clients. This enables us to increase the scale of our operations, which differentiates us from others, and enhances our financial returns through base management fees and performance-based income.

Our primary financial objective is to increase the intrinsic value of Brookfield, on a per share basis, at a rate in excess of 12% when measured over the longer term. Our intrinsic value has two main components:

•

The net tangible asset value of our equity. This is based on the appraised value of our net tangible assets as reported in our audited financial statements, with adjustments to eliminate deferred income taxes and revalue the assets which are not otherwise carried at fair value in our financial statements. We refer to this as Net Tangible Asset Value and use this basis of presentation throughout the MD&A;

•

The value of our asset management franchise. Asset management franchises are typically valued using multiples of fees or assets under management. We have provided an assessment of this value, based on our current capital under management, associated fees and potential growth. We refer to this as Asset Management Franchise Value. This value, together with Net Tangible Asset Value, forms what we call Intrinsic Value. We provide a number of key metrics to assist in valuing this component of our intrinsic value; and

The foregoing does not include our overall business franchise, which to us represents our ability to maximize values based on our extensive operating platforms and global presence, our execution capabilities, and relationships which have been established over decades. This value has not been quantified and is not reflected in our calculations of Intrinsic Value but may be the most valuable of them all.

Cash flow from operations is another important metric for us, as it serves as an important benchmark for valuing many of our assets and our operational efficiency. We provide additional information on how we determine Intrinsic Value, Net Tangible Asset Value and Operating Cash Flow in the balance of this document. We provide a reconciliation between Operating Cash Flow and Net Income and both Intrinsic Value and Net Tangible Value to Common Equity in the Reconciliation Between Consolidated and Segmented Financial Information on pages 56 to 59.

10      BROOKFIELD ASSET MANAGEMENT

Statements of Affairs

The following table summarizes the assets that we manage for ourselves and our clients along with the intrinsic value of our invested capital and our share of net operating cash flows on a segmented basis:

	Assets Under Management		Brookfield’s Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	2011	2010	2011	2010
Asset management and other services	$2,019	$1,930	$1,867	$1,800	$76	$71
Operating platforms
Renewable power generation	16,016	15,835	7,685	7,492	52	113
Commercial properties	75,831	53,369	8,842	6,909	104	70
Infrastructure	17,149	16,634	1,920	1,905	50	30
Development activities	14,613	9,351	3,314	3,184	15	8
Private equity and finance	22,400	21,390	2,226	2,155	32	132
Cash and financial assets	1,769	1,850	1,513	1,543	67	86
Other assets	1,360	1,199	724	919	–	–

	$151,157	$121,558	28,091	25,907	396	510

Less: Corporate borrowings/interest			(3,062)	(2,905)	(50)	(43)
Contingent swap accruals			(885)	(858)	(26)	(23)
Accounts payable and other/expenses			(1,516)	(1,556)	(80)	(69)
Preferred shares and capital securities			(2,582)	(2,327)	(9)[1]	(9)[1]

Net tangible asset value of common equity			20,046	18,261	231	366
Asset management franchise value			4,000	4,000	n/a	n/a

Intrinsic value/Operating cash flow			$24,046	$22,261	$231 [1]	$366 [1]
– Per share			$37.76	$37.45	$0.33	$0.60

1.	Excludes preferred share dividends of $25 million (2010 – $16 million) which have been deducted in per share results

Total Return and Intrinsic Value

The following table allocates the components of total return and our intrinsic value by segment during the first quarter of 2011:

	Components of Total Return				Continuity of Intrinsic Values
FOR THE THREE MONTHS ENDED MAR. 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Operating Cash Flow	Fair Value Changes	Recorded Gains[1]	Total Return	Opening Value	Total Return	Capital Allocation	Closing Value
Asset management and other services	$76	$(88)	$–	$(12)	$2,719	$(12)	$(116)	$2,591
Renewable power	52	104	–	156	7,492	156	37	7,685
Commercial properties	104	270	(3)	371	6,909	371	1,562	8,842
Infrastructure	50	(31)	–	19	1,905	19	(4)	1,920
Development	15	49	–	64	3,184	64	66	3,314
Private equity and finance	32	(1)	–	31	2,155	31	40	2,226
Cash and financial assets	67	(6)	–	61	1,543	61	(91)	1,513

	396	297	(3)	690	25,907	690	1,494	28,091
Corporate obligations	(190)[2]	(13)	–	(203)	(7,646)	(203)	(196)	(8,045)

Net tangible asset value	206	284	(3)	487	18,261	487	1,298 [3]	20,046
Asset management franchise	–	–	–	–	4,000	–	–	4,000

Intrinsic value of common equity	$206	$284	$(3)	$487	$22,261	$487	$1,298 [3]	$24,046
– Per share	$0.33	$0.42	$–	$0.75	$37.45	$0.75	$(0.44)	$37.76

1.	Represents gains that are recorded in equity for IFRS purposes, as opposed to net income
2.	Includes preferred share dividends of $25 million
3.	Represents net common share issuances of $1,376 million (dilution of $0.31 per share) less common share dividends of $78 million ($0.13 per share)

Note: The foregoing tables exclude accounting provisions for future tax liabilities and include management estimates of the value of items not otherwise carried at fair value in our financial statements

Q1 2011 INTERIM REPORT    11

PERFORMANCE HIGHLIGHTS

We recorded solid financial and operational performance during the first quarter of 2011, and achieved a number of important growth objectives. The following is a summary of the more important highlights, with a particular emphasis on those that impacted our financial results and which may be likely to influence our future performance:

•

Operating cash flow was $516 million on a consolidated basis, of which $231 million accrues to common shareholders and the balance accrues to other investors in our consolidated entities. This is lower than the 2010 quarter, which included several large disposition gains.

The lower level of gains, together with the impact of low hydrology within our renewable power operations, offset improvement in operating results throughout the balance of our operations.

•

We increased our interest together with our partners in General Growth Properties (“GGP”) to approximately 40%, and issued $1.5 billion of common shares and $0.2 billion of preferred shares in the process.

This enables us to further benefit from our ownership in one of the premier retail property businesses in the United States, while maintaining our financial strength and liquidity in anticipation of further investment opportunities.

•	We achieved a total return of $0.75 per share, which more than offset dilution from the issuance and exchange of common shares in the GGP transaction.

This return reflects the cash flow generated within the business and increases in the net tangible value of our assets. We distributed $0.13 per share as common share dividends and the balance will continue to compound for you in the business.

•	We continued to expand our asset management franchise as measured by capital under management, base management fees and performance-based returns.

We secured over $1.4 billion of new commitments during the quarter, increasing capital under management for clients to $52 billion. Base management fees were $47 million compared to $35 million in the 2010 quarter and we added $44 million of unrealized performance-based income.

•	We completed $8.2 billion of capital raising initiatives in the first quarter of 2011, and a further $3.1 billion since the end of the quarter.

These activities enhanced our liquidity, funded investment initiatives and enabled us to extend our debt maturity profile at a low cost of capital.

•	Our operating teams completed a number of important initiatives to increase the values and cash flows of our assets.

We signed 2.9 million square feet of new commercial office leases, and have a further 9.5 million square feet in serious discussions, benefitting from continued improvement in most of our major markets. Our newly acquired and restructured U.S. retail business is now fully focused on upgrading its leasing profile, rationalizing its portfolio and refinancing debt on attractive terms. We continue to integrate our infrastructure businesses following the completion of the merger with Prime Infrastructure late last year and secured new contracts in our rail and port operations. We completed the merger of our North American residential businesses; and our Brazilian residential businesses completed R$466 million of launches and contracted sales of R$638 million, both of which represented significant improvement from the 2010 quarter. These are just a few of the operating highlights.

•	We are working on a number of attractive growth opportunities, including expansion of our existing operations and potential acquisitions.

Our renewable power property, and infrastructure teams expect to expand their businesses and future cash flows with internal initiatives that include developing new hydroelectric and wind generating facilities and transmission projects, commercial office property improvements as well as extensions to our Australian rail network and South American transmission facilities. Our financial strength allows us to consider a number of acquisition transactions across our operating sectors that promise attractive long-term returns and we continue to be active in pursuing a number of opportunities.

12      BROOKFIELD ASSET MANAGEMENT

Cash Flow from Operations

The following table sets out our operating cash flows for the quarter on a segmented basis:

	Three Months Ended March 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010	Variance

Asset management and other services	$76	$71	$5
Renewable power generation	52	113	(61)
Commercial properties	104	70	34
Infrastructure	50	30	20
Development activities	15	8	7
Private equity and finance	32	132	(100)
Investment and other income	67	86	(19)

	396	510	(114)
Unallocated costs:
Interest expense	(85)	(75)	(10)
Operating costs	(79)	(64)	(15)
Current income taxes	(1)	(5)	4

Operating cash flow	$231	$366	$(135)
– Per share	$0.33	$0.60	$(0.27)

Our share of cash flow from operations and disposition gains was $231 million for the first quarter of 2011, compared to $366 million for the same period in 2010. The decline in cash flow of $135 million reflects a reduction in disposition gains of $123 million and the impact of low hydrology and reduced ownership on our renewable power assets of $61 million. These two factors were partially offset by improved operating performance and increased ownership levels within our infrastructure operations ($20 million) and increased cash flows, excluding gains, from our commercial property operations ($49 million), including the first full quarter contribution from our U.S. retail operations.

Asset management fees and the contribution from other services increased to $76 million. This excludes $44 million of performance-based income that accumulated during the quarter but is deferred for accounting purposes. Base management fees increased from $35 million to $47 million as a result of new funds and increased third-party capital under management.

Renewable power operations contributed net operating cash flow of $52 million, compared to $113 million last year. Generation for the quarter was 8% lower than the 2010 quarter and 7% below expected long-term averages due to low hydrology levels in Ontario, Louisiana and New York, which also happen to be higher priced regions. This, together with a reduced ownership in our Canadian renewable power business, resulted in lower cash flows; however this was partially offset by an increase in cash flow from new wind and hydroelectric facilities commissioned since the 2010 quarter.

The contribution from our commercial office business reflects an 8% increase in rents on a “same property” basis (4% prior to currency appreciation) and $6 million of additional cash flow from newly acquired or developed properties. The 2010 results included a $15 million investment gain. We leased 2.9 million square feet, and our occupancy rate was 93.7% at quarter end with a 7.2 year average term. The average rent in the portfolio increased to $28.37 per square foot, which continues to be approximately 10% below market rents. These results also include the first full quarter from our U.S. retail operations, which contributed $56 million.

Infrastructure cash flows totalled $50 million in the first quarter of 2011, compared to $30 million for the same period in 2010. Our timber business increased its contribution by $16 million due to strong demand from Asia, while our utilities businesses contributed $7 million more than the same period last year due to increased ownership levels following the Prime Acquisition and improved operating results, particularly in our South American transmission business. Our utilities, transportation and energy businesses are largely regulated or contractual in nature, providing for stable operating results that increase with inflation and the investment of additional capital.

Q1 2011 INTERIM REPORT    13

Our development activities include residential real estate and opportunistic property investments, both of which are focused primarily on the acquisition and then subsequent sale of assets, as opposed to our power, property and infrastructure businesses, which have a much longer ownership time frame. The combined contribution from these activities increased by $7 million to $15 million. We are experiencing increased margins in North America, and launches and contracted sales in Brazil remain strong. The number of project completions in Brazil was well below normalized levels, resulting in the deferral of profit recognition into future quarters, which should lead to much better results in those periods.

Private equity and finance cash flows totalled $32 million for the first quarter of 2011, which includes $13 million of disposition gains, compared to $11 million of operating earnings and $121 million of disposition gains for the same period in 2010. Operating earnings continue to improve at most of our portfolio companies and we have meaningful unrecognized gains that have yet to be reflected in our results.

Investment and other income totalled $67 million in the first quarter of 2011, compared to $86 million in 2010, reflecting a lower level of investment and currency gains than in 2010. Unallocated costs, including corporate interest expense, increased by $21 million reflecting the impact of higher cost term debt issued during 2010 and our expanded operating base.

Total Return and Intrinsic Value

The intrinsic value of our common equity totalled $24.0 billion at quarter-end, or $37.76 per share. The increase of $1.8 billion is due primarily to the issuance of equity during the period as well as operating cash flow and fair value gains, less distributions.

On a per share basis, we achieved a total return of $0.75, consisting of operating cash flows ($0.33 per share) and increases in the values of our net tangible assets ($0.42 per share). We paid out $0.13 per share in dividends and experienced $0.31 of dilution from the issuance of common shares in connection with the acquisition of additional equity in General Growth Properties for a net increase of $0.31 per share. We believe the dilution from the share issuance will be more than recovered through our investment in General Growth, expansion of our retail and asset management franchise, and the preservation of high liquidity levels to fund further expansion. The following table shows the components of intrinsic value:

	2011		2010
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Net tangible asset value	$20,046	$31.71	$18,261	$30.96
Asset management franchise value	4,000	6.05	4,000	6.49

Intrinsic value	$24,046	$37.76	$22,261	$37.45

The values of our financial assets, commercial properties and biological assets such as timber are determined quarterly based on prevailing market conditions at the time and are relatively unchanged from year-end. The physical assets within our renewable power and infrastructure business are revalued at the end of each fiscal year. The valuations assume normal transaction circumstances. We believe that these values would be lower on a liquidation basis (which we have no intention of undertaking) and higher if assessed in the context of a strategic sale over a period of time. Furthermore, we believe that disciplined owners can extract additional value by selling assets primarily when market imbalances result in premium valuations and usually exceed appraisal valuations as a result of this.

We estimate that a 100-basis point decrease in the discount rates used to value our two largest asset classes, commercial properties and renewable power generating facilities, would increase our values by $4.1 billion, in aggregate, or $6.21 per share. A corresponding 100-basis point increase would have the opposite effect on our values. Key valuation assumptions are presented in Section 2 of the MD&A and our 2010 Annual Report.

14      BROOKFIELD ASSET MANAGEMENT

Asset Management and Other Services

The following table summarizes asset management revenues and net cash flow from our service businesses:

	Operating Cash Flow
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Asset management and other fees[1]	$56	$45
Property services and construction services[2]	20	26

	$76	$71

1.	Revenues
2.	Net of direct expenses

We achieved significant growth in asset base management fees and performance-based income, in line with our objective of expanding our asset management operations. Base management fees for the quarter increased to $47 million from $35 million in 2010. In addition, we generated performance-based income of $44 million during the quarter which is deferred until the expiry of any clawback provisions, bringing total unrecognized performance fees to $304 million. This income represents our participation in the value that we have created for our clients. Our construction services business experienced a lower level of completion payments compared to the 2010 quarter but continues to maintain a strong work book.

Capital Managed For Third Parties

The following table illustrates the capital managed for third parties, which totalled $52 billion at March 31, 2011. This includes $43.6 billion of capital that is currently invested as well as allocations of capital to private funds totalling $8.4 billion that have yet to be invested:

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Private funds	$17,563	$16,859
Managed listed issuers	5,897	5,425
Public securities	21,627	21,069
Other listed entities	6,885	6,580

	$51,972	$49,933

We increased the capital allocated by clients to our private funds by $705 million, which includes additional commitments to our real estate funds. The growth in co-investor capital in our managed listed issuers increased by $472 million due to increased valuations for our Canadian Renewable Power Fund, Global Infrastructure Fund and our Canadian REIT.

We are currently working on a number of fundraising initiatives. We will have seven funds in the market seeking more than $4 billion of third-party capital, over the course of 2011 and 2012. This capital and the associated management arrangements give us the opportunity to generate additional performance returns and carried interests that we earn from our clients, typically once returns exceed a pre-determined hurdle.

Invested Capital and Capital Deployed

Our capital continues to be invested primarily in (i) renewable hydroelectric power plants in North America and Brazil; (ii) commercial office properties in central business districts of major international centres and high quality retail properties; and (iii) a global portfolio of regulated infrastructure assets. These segments, together with cash and financial assets, represent approximately 70% of our invested capital and contribute to the strength and stability of our capitalization, operating cash flows and net asset values. Approximately 20% of our invested capital is deployed in more cyclical activities, such as residential development activities and our private equity and finance groups, with commensurately higher return expectations. The remaining 10% of capital is deployed in working capital and carrying values associated with our service businesses.

Q1 2011 INTERIM REPORT    15

The allocation of invested capital is shown in the following table:

	Brookfield’s
	Invested Capital[1]		% of Capital
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010
Operating platforms
Renewable power generation	$7,685	$7,492	27%	29%
Commercial properties	8,842	6,909	31%	27%
Infrastructure	1,920	1,905	7%	7%
Development activities	3,314	3,184	12%	12%
Private equity and finance	2,226	2,155	8%	8%
Asset management and other services	1,867	1,800	7%	7%
Cash and financial assets	1,513	1,543	5%	6%
Other assets	724	919	3%	4%

	$28,091	$25,907	100%	100%

1.	At net tangible asset value, excluding asset management franchise values

Invested capital increased by $2.2 billion to $28.1 billion, representing an 8% increase reflecting acquisition and development projects as well as currency appreciation. We invested $2.8 billion of capital during the first quarter for ourselves and our clients through acquisitions and development activities. The major items are highlighted in the following table in total as well as our proportionate share:

		Brookfield’s
(MILLIONS)	Total	Share
Commercial properties
General Growth Properties	$1,710	$1,710
Other	150	150
Renewable energy	135	135
Infrastructure	105	105
Development activities	310	310
Private equity	360	100

	$2,770	$2,510

We invested an additional $1.7 billion investment in General Growth Properties, which was funded primarily with common and preferred share equity. Renewable energy investments include the development of wind facilities in North America and hydro facilities in Brazil.

Financing Activities and Liquidity

We completed $8.2 billion of financings during the first quarter and a further $3.1 billion in the first four weeks in the second quarter of 2011 to supplement our liquidity, finance growth activities and extend our maturity profile, as shown in the following table:

(MILLIONS)	Proceeds	Rate	Term
Borrowings
Unsecured	$4,210	3.13%	4 years
Asset specific	4,485	5.78%	9 years
Common shares	1,460	n/a	Perpetual
Preferred shares	235	4.60%	Perpetual
Equity/asset sales	265	n/a	Perpetual
Private funds	620	n/a	8 years

	$11,275

16      BROOKFIELD ASSET MANAGEMENT

The refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. The continued steepness in the yield curve and prepayment terms on existing debt continues to reduce the attractiveness of pre-financing a number of our maturities; however we are aggressively refinancing short dated maturities and longer-dated maturities when these are economical. Our objective is to lock in the current lower yield interest rate environment and, importantly, to extend term to match fund our long-life assets.

Core liquidity, which represents cash and financial assets and undrawn credit facilities at the Corporation and our principal operating subsidiaries, was approximately $4.5 billion at March 31, 2011, compared to $4.3 billion at end of 2010. This includes $2.8 billion at the corporate level and $1.7 billion at our principal operating units. We maintained an elevated level of liquidity as we continue to see a substantial number of highly promising investment opportunities. We also have client allocations of an additional $8.4 billion to finance acquisitions.

Capitalization

We continue to finance our operations on an investment-grade basis. The high quality and stable profile of our asset base and the strength of our financial relationships has enabled us to continuously refinance maturities in the normal course on an optimal basis. The average term to maturity of our corporate debt is eight years and we have no maturities in 2011.

The following table summarizes our corporate capitalization, based on net tangible equity value:

	Corporate Capitalization		% of Capitalization
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010
Corporate borrowings	$3,062	$2,905	11%	11%
Contingent swap accruals	885	858	3%	3%

	3,947	3,763	14%	14%
Accounts payable and other	1,516	1,556

Preferred shares and capital securities	2,582	2,327	9%	9%
Common equity	20,046	18,261	71%	71%

Net tangible equity	22,628	20,588	80%	80%

Total corporate capitalization	$28,091	$25,907	100%	100%

Corporate borrowings and contingent swap obligations represented a 14% debt-to-net tangible capital ratio while equity securities totalled 80% of our deconsolidated capitalization, consistent with prior years. On a proportionately consolidated basis, reflecting our pro rata share of borrowing in our operating platforms, this ratio is 45% (2010 – 44%).

Net Income

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent measure of the ongoing performance of the underlying operations. For example, net income includes fair value adjustments in respect of our commercial properties, timber and financial assets but not our renewable power, utility and development assets. Nevertheless we recognize that others may wish to utilize net income as a key measure and therefore provide a discussion of net income and a reconciliation to operating cash flow below and in Part 3 of our MD&A. Furthermore, we incorporate most of the elements of net income that are not included in operating cash flow, along with components of other comprehensive income, in determining our intrinsic values and total return.

Q1 2011 INTERIM REPORT    17

The following table reconciles operating cash flow and gains to net income for the past two periods:

	Three Months
	Ended March 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010
Revenues	$3,583	$3,031

Operating cash flow and gains	231	366
Less: disposition gains[1]	(3)	(85)

	228	281
Other items
Fair value changes	156	63
Depreciation and amortization	(164)	(157)
Deferred income taxes	58	(23)
Net income attributable to common shareholders	$278	$164

– Per share (diluted)	$0.41	$0.25

1.	Represents gains that are recorded in equity for IFRS purposes, as opposed to net income

18      BROOKFIELD ASSET MANAGEMENT

RENEWABLE POWER GENERATION

Overview

The following table presents certain key metrics that we consider in assessing the performance of our power business:

AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31	2011	2010
Realized price (per MWh)	$76	$80
Generation (GWh)	3,891	4,241
Long-term average generation (GWh)	4,175	4,025
% of contracted revenue for balance of the year
– Total	87%	93%
– Long-term contracts only	72%	70%
Duration of long-term contracts (years)	13	13
Debt to capitalization	41%	40%
Average term of debt (years)	10	11

The following table summarizes the capital invested in our renewable power operations and our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Hydroelectric generation	$5,654	$5,709	$55	$128
Other forms of generation	287	231	17	11
Facilities under development	390	239	–	–
Corporate assets and capitalization	529	713	(20)	(26)

Brookfield’s IFRS values	6,860	6,892	52	113
Values not recognized under IFRS	825	600	–	–

Brookfield’s invested capital	$7,685	$7,492	$52	$113

We own 100% of our U.S. and Brazil operations, with the exception of a few joint ventures. Most of our Canadian operations are held through our 34% owned Brookfield Renewable Power Fund.

Q1 2011 INTERIM REPORT    19

Invested Capital

The following table presents the capital invested in our renewable power operations by major geographic region and asset class based on net asset values:

	United States		Canada		Brazil		Total
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Hydroelectric generation	$4,909	$4,819	$5,378	$5,194	$2,417	$2,319	$12,704	$12,332
Wind energy	–	–	563	554	–	–	563	554
Co-generation and pumped storage	90	95	62	63	–	–	152	158
Facilities under development	100	59	194	101	96	79	390	239

	5,099	4,973	6,197	5,912	2,513	2,398	13,809	13,283
Accounts receivable and other	431	499	324	393	362	409	1,117	1,301

	5,530	5,472	6,521	6,305	2,875	2,807	14,926	14,584
Property specific borrowings	1,873	1,873	1,352	1,284	680	677	3,905	3,834
Accounts payable and other	220	176	417	418	199	244	836	838
Co-investor interests	276	220	1,708	1,578	68	70	2,052	1,868

	$3,161	$3,203	$3,044	$3,025	$1,928	$1,816	8,133	8,044

Corporate debt							1,273	1,152

Values not recognized under IFRS							825	600

Net invested capital							$7,685	$7,492

Net invested capital increased by $193 million during the quarter as a result of operating cash flow and currency appreciation.

Co-investor interests consist primarily of interests in our Canadian operations held by public investors in our 34%-owned Renewable Power Fund, the values of which are based on market prices, as well as joint venture partners in several projects. These interests also include $250 million of preferred shares issued by the Fund during 2010.

Operating Results

Variances in our cash flows are primarily the result of changes in the level of water flows, which determine the amount of electricity that we can generate from our hydroelectric facilities; the prices we realize for power that is not sold under long-term contracts; and ancillary revenues such as capacity payments. The following table sets out operating cash flows by region:

	United States		Canada		Brazil		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Hydroelectric generation	$81	$112	$28	$74	$56	$45	$165	$231
Wind energy	–	–	14	8	–	–	14	8
Co-generation and pumped storage	4	2	10	5	–	–	14	7

Net operating income	85	114	52	87	56	45	193	246
Property specific interest expense	37	35	21	20	20	15	78	70
Co-investor interests	10	10	29	25	4	2	43	37

	$38	$69	$2	$42	$32	$28	72	139

Unallocated expenses:
Interest expense							16	20
Current tax expenses							4	6

Net operating cash flow							$52	$113

20      BROOKFIELD ASSET MANAGEMENT

The principal operating variances included:

•

A decline of $66 million in the net operating income from hydroelectric facilities to $165 million, reflecting lower generation ($29 million), primarily in Louisiana, Ontario and New York and lower realized prices led to a reduced net operating income per unit ($37 million);

•

An increase of $13 million in the contribution from wind and co-generation and pumped storage facilities, due to the contribution from a recently commissioned wind farm in Ontario and the impact of lower gas prices on margins; and

•	An increase in co-investor interests ($6 million) due to lower ownership of our Canadian operations.

Realized Prices

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2011				2010
FOR THE THREE MONTHS ENDED MARCH 31 (GIGAWATT HOURS AND $ MILLIONS)	Production (GWh)	Realized Revenues	Operating Costs	Net Operating Income	Production (GWh)	Realized Revenues	Operating Costs	Net Operating Income
United States	1,559	$116	$35	$81	1,749	$146	$34	$112
Canada	1,026	60	32	28	1,251	102	28	74
Brazil	806	81	25	56	857	66	21	45

Total	3,391	$257	$92	$165	3,857	$314	$83	$231

Per MWh		$76	$27	$49		$81	$21	$60

Operating cash flow on a per MWh basis decreased to $49 per MWh in 2011 from $60 per MWh in 2010. Realized prices declined 6% to $76 per MWh as we experienced lower generation from hydro facilities in regions with higher priced contracts such as Louisiana and Ontario. In addition, the 2011 quarter included a smaller contribution from short term financial contracts than 2010. Operating costs increased on a per unit basis due primarily to the impact of lower generation on fixed costs.

Our Brazil portfolio is 98% contracted and is not exposed to significant volume risk as the regulatory regime normalizes generation across producers in that region. Accordingly, the increases in revenue reflect development projects completed in 2010 and currency appreciation.

Generation

The following table summarizes generation during 2011 and 2010:

					Variance of Results
					Actual vs. Long-term Average		Actual vs.
	Actual Production		Long-Term Average				Prior Year
FOR THE THREE MONTHS ENDED MARCH 31 (GIGAWATT HOURS)	2011	2010	2011	2010	2011	2010	2011
Hydroelectric generation - existing capacity
United States	1,559	1,749	1,700	1,670	(141)	79	(190)
Canada	1,026	1,251	1,162	1,132	(136)	119	(225)
Brazil	742	828	749	732	(7)	96	(86)

Total hydroelectric operations	3,327	3,828	3,611	3,534	(284)	294	(501)
Acquisitions - during 2010 and 2011	64	29	65	38	(1)	(9)	35
Wind energy	163	103	175	141	(12)	(38)	60
Co-generation and pumped storage	337	281	324	312	13	(31)	56

Total generation	3,891	4,241	4,175	4,025	(284)	216	(350)

% variance					(7% )	5%	(8% )

Q1 2011 INTERIM REPORT    21

Hydroelectric generation was 501 GWh or 13% below production levels on a “same store” basis in 2010 and 284 GWh or 8% below long-term averages. The decrease reflects below average rainfall and water flows in Louisiana, Ontario and New York.

As noted above, generation in Brazil is subject to a market stabilization feature that provides “assured” energy levels based on long-term average generation rather than actual generation produced, mitigating the impact of changing water levels.

Contract Profile

We have hedged approximately 87% and 76% of our long-term average generation during the balance of 2011 and 2012, respectively. Approximately 72% of the expected generation is hedged with long-term contracts that have an average term of 13 years while 15% of our revenue for 2011 is hedged with shorter-term financial contracts.

The following table profiles our contracts over the next five years for generation from our existing facilities, assuming long-term average hydrology:

		Years ended December 31
	Balance of 2011	2012	2013	2014	2015
Generation (GWh)
Contracted
Power sales agreements
Hydro	7,837	9,085	8,828	8,204	7,640
Wind	620	1,197	1,197	1,197	1,197
Gas and other	293	398	398	134	–

	8,750	10,680	10,423	9,535	8,837
Financial contracts	1,839	1,878	–	–	–

Total contracted	10,589	12,558	10,423	9,535	8,837
Uncontracted	1,548	4,062	6,434	7,058	7,622

Long-term average generation	12,137	16,620	16,857	16,593	16,459

Contracted generation – as at March 31, 2011
% of total generation	87%	76%	62%	57%	54%
Price ($/MWh)	$77	$82	$89	$86	$88

The average contracted price fluctuates from period to period as existing contracts roll off and new contracts are entered into and as a result of changes in currency exchange rates for contracts in Brazil and Canada. We have been able to increase the overall contract level in the first two years of our contract profile because of the higher portion of long-term contracts, which do not typically expose us to any volume risk, while limiting financial contracts to less than 80% of our otherwise uncontracted generation.

Business Development

We advanced development of five hydroelectric facilities and three wind facilities in North America and Brazil including the start of construction on a 102 MW wind farm in California. The hydroelectric facilities are designed to have installed capacity of 109 megawatts (MW) and expected annual generation of 431 GWh for total estimated project costs of approximately $500 million. The wind facilities are designed to have installed capacity of 367 MW, expected annual generation of 1,074 GWh and total project costs of approximately $900 million. The facilities are expected to be commissioned between 2011 and 2013. We are also actively pursuing a number of small and large acquisition opportunities.

Outlook

Despite low water flows in the latter part of the first quarter, we have experienced much more favorable hydrology in recent weeks and our reservoirs are in most cases at or above long term averages for this time of year. Accordingly, we are in a position to achieve long-term generation targets for the balance of the year should normal water conditions prevail. We also expect to benefit from the contribution from the development and acquisition of additional hydroelectric and wind facilities, as described above under

22        BROOKFIELD ASSET MANAGEMENT

“Business Development”. We have 87% of our expected generation under contract for the balance of the year, and 76% of 2012 at attractive prices. This significantly reduces our exposure to short term or spot pricing, which continues to be at low levels. Over the longer term, we expect that renewable energy such as the hydroelectric and wind power we produce will continue to command a premium in the market and lead to extended increases in realized prices and operating cash flows.

COMMERCIAL PROPERTIES

Overview

The following table summarizes the capital invested by us in our commercial properties operations and our proportionate share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Office properties	$5,031	$4,810	$51	$72
Retail properties	3,278	1,606	53	(2)
Office development properties	183	168	–	–

	8,492	6,584	104	70
Values not recognized under IFRS	350	325	–	–

	$8,842	$6,909	$104	$70

Net invested capital increased by $1.9 billion to $8.8 billion due primarily to the investment of a further $1.7 billion in our retail property operations with the acquisition of an additional 12% interest in General Growth.

Retail property cash flows reflect the first quarter of contribution from our U.S. retail operations, held through our interest in General Growth.

Office property net operating income increased by 4% on a “same store” basis prior to currency variances, however overall cash flow was lower due to a higher level of investment gains in the 2010 quarter and the reduction in our interest in our Australian portfolio from 100% to 50% following the merger of these operations into 50%-owned Brookfield Office Properties.

Office Properties

The following table presents key performance metrics relating to our commercial office properties operations:

AS AT MAR. 31, 2011 AND DEC. 31, 2010	2011	2010
Occupancy	93.7%	95.0%
Average lease term (years)	7.2	7.2
Average “in-place” rental rate (per sq. ft.)	$28.37	$28.15
Debt to capitalization	54%	50%
Average financing term (years)	4.7	4.9

We own our U.S., Canadian and most of our Australian properties through 50%-owned Brookfield Office Properties. Brookfield Office Properties in turn operates a number of private and listed entities through which public and institutional investors participate in our portfolios. This gives rise to co-investor interests in the invested capital, operating cash flows and fair value changes that accrue to these investors. Our European operations consist primarily of our 22% interest in Canary Wharf Group (UK).

Q1 2011 INTERIM REPORT    23

Invested Capital

The following table presents the capital invested in our office properties by region:

	United States		Canada		Australia		Europe		Total
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Office properties	$7,484	$7,327	$4,126	$3,971	$3,463	$3,432	$531	$518	$15,604	$15,248
Unconsolidated properties	2,753	2,674	–	–	1,009	997	853	698	4,615	4,369
Accounts receivable and other	798	760	244	214	495	454	140	169	1,677	1,597

	11,035	10,761	4,370	4,185	4,967	4,883	1,524	1,385	21,896	21,214
Property specific borrowings	3,719	3,669	1,777	1,672	2,667	2,666	455	443	8,618	8,450
Accounts payable and other	988	933	–	–	127	162	61	37	1,176	1,132
Co-investor interests	960	861	410	399	663	674	–	–	2,033	1,934

	$5,368	$5,298	$2,183	$2,114	$1,510	$1,381	$1,008	$905	10,069	9,698

Unallocated
Corporate debt									307	188
Capital securities									1,044	1,038
Co-investor interests									3,687	3,662

									$5,031	$4,810

Net invested capital increased by $0.2 billion during 2011, to $5.0 billion at March 31, 2011. The increase reflects operating cash flow net of gains of $51 million, fair value gains of $239 million and currency appreciation. The fair value gains primarily reflect increases in the appraised values of properties, including those held through Canary Wharf Group, due to a combination of higher projected cash flows and lower discount rates. We did not meaningfully adjust our valuation metrics or cash flow assumptions in North America or Australia during the first quarter. Unallocated co-investor interests relate primarily to the interests of other shareholders in Brookfield Office Properties, whereas the co-investor interests in each region relate to funds and joint ventures in those regions.

Unconsolidated properties primarily include: In the United States our U.S. Core Office fund ($1.9 billion) and 245 Park Avenue ($0.6 billion); in the UK, Canary Wharf ($0.9 billion); and, in Australia, a variety of property funds and joint venture interests.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate. A 100-basis point change in the discount rate and terminal capitalization rate results in an aggregate $2.5 billion change in our common equity value after reflecting the interests of minority shareholders.

AS AT MAR. 31, 2011 AND DEC. 31, 2010	United States		Canada		Australia
	2011	2010	2011	2010	2011	2010
Discount rate	8.0%	8.1%	6.9%	6.9%	9.0	9.1%
Terminal capitalization rate	6.6%	6.7%	6.3%	6.3%	7.3%	7.4%
Investment horizon (years)	10	10	11	11	10	10

24        BROOKFIELD ASSET MANAGEMENT

Operating Results

The following table shows our operating results:

	United States		Canada		Australia		Europe		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Existing properties	$102	$102	$61	$52	$72	$62	$7	$8	$242	$224
Acquired, developed and sold	7	5	–	1	7	2	–	–	14	8
Unconsolidated properties	55	52	4	3	1	2	–	–	60	57

	164	159	65	56	80	66	7	8	316	289
Interest expense	57	54	20	18	54	39	6	7	137	118
Co-investor interests	9	9	6	3	12	7	–	–	27	19

	$98	$96	$39	$35	$14	$20	$1	$1	152	152

Unallocated expenses
Investment income									11	28
Interest expense									(20)	(20)
Operating costs									(25)	(23)
Co-investor interests									(67)	(65)

Net operating cash flow									$51	$72

Net operating income generated by existing office properties (i.e. those held throughout the periods) is presented in the following table on a constant exchange rate, using the 2011 average exchange rate for all three periods. This table illustrates the stability of these cash flows that arises from the high occupancy levels and long-term lease profile.

FOR THE THREE MONTHS ENDED (MILLIONS)	Mar. 31	Dec. 31,	Mar. 31,
	2011	2010	2010
United States	$102	$100	$102
Canada	61	60	55
Australia	72	72	69
Europe	7	8	7

	242	240	233
Currency variance	–	(3)	(9)

	$242	$237	$224

Average per square foot	$28.37	$28.15	$27.66

Net operating income on a comparable basis increased over the 2010 first quarter by 4%, and by 8% including currency appreciation. The increases were due to contractual increases in existing leases and new leasing activity which were partially offset, by the expiry of leases located in two properties in Lower Manhattan and Boston.

The contribution from properties acquired, developed and sold since the beginning of the comparative period include development properties completed in Australia and Canada, together with acquisitions in Houston and Washington D.C.

The increase in interest expense occurred mostly in our Australian operations and relates primarily to the consolidation of property funds in Australia since the previous quarter as well as the impact of higher interest rates on floating rate debt.

Leasing Profile

Our worldwide portfolio occupancy rate in our office properties at the end of the first quarter of 2011 was 93.7%. Although the overall vacancy rate is 130 basis points lower than the end of 2010, we have reduced the amount of vacancy and maturities occurring prior to the end of 2014 by 2.6 million square feet, maintaining our average lease maturity profile at 7.2 years. We currently have over 9.5 million square feet of leases under serious discussion, which would further improve our leasing profile.

Q1 2011 INTERIM REPORT    25

					Expiring Leases (000’s sq. ft.)
AS AT MARCH 31, 2011	% Leased	Average Term	Net Rental Area	Currently Available	Balance of 2011	2012	2013	2014	2015	2016	2017 & Beyond
North America
United States	91.8%	7.1	44,104	3,611	1,592	2,837	6,574	2,973	4,309	2,329	19,879
Canada	96.2%	7.6	17,163	656	271	612	2,471	452	2,491	1,589	8,621
Australia	97.8%	6.9	8,864	188	296	353	375	717	978	997	4,960
Europe	100.0%	10.3	556	–	–	–	–	262	–	–	294

Total/Average	93.7%	7.2	70,687	4,455	2,159	3,802	9,420	4,404	7,778	4,915	33,754

Percentage of total			100%	6.3%	3.1%	5.4%	13.3%	6.2%	11.0%	7.0%	47.7%

Average in-place net rents across the North American portfolio approximate $25 per square foot compared to $24 per square foot at the end of 2010. We leased 2.5 million square feet in the quarter at rents 6% higher than expiring in-place leases and also benefitted from the higher Canadian dollar. Net rents remain at a discount of approximately 14% to the average market rent of $28 per square foot and are firming in a number of key markets. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

Average in-place rents in our Australian portfolio are A$47 per square foot, which approximate market rents. The occupancy rate across the portfolio remains high at 98% and the weighted average lease term is approximately seven years.

Retail Properties

Invested Capital

The following table presents our invested capital in these operations:

	North America		Brazil		Australia and UK		Total
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Retail properties	$–	$–	$2,167	$2,105	$741	$1,035	$2,908	$3,140
General Growth Properties	2,783	1,014	–	–	–	–	2,783	1,014
Accounts receivable and other	158	166	323	337	15	23	496	526

	2,941	1,180	2,490	2,442	756	1,058	6,187	4,680
Property specific borrowings	–	–	1,263	1,262	251	456	1,514	1,718
Accounts payable and other	–	–	158	153	142	147	300	300
Co-investor interests	202	198	855	821	–	–	1,057	1,019

	$2,739	$982	$214	$206	$363	$455	3,316	1,643

Unallocated corporate debt							14	14
Co-investor interests							24	23

							3,278	1,606
Values not recognized under IFRS							350	325

Net invested capital							$3,628	$1,931

We invested a further $1.7 billion in our U.S. mall operations during the quarter, increasing our direct interest and the total interest of our consortium in General Growth Properties to approximately 20% and 40%, respectively. We funded the acquisition through the issuance of $1.7 billion of common and preferred equity. Co-investor interests relate to the holdings of GGP belonging to certain of our co-investors that are consolidated in our financial statements. We disposed of the interests in our UK retail malls during the quarter for net proceeds of approximately $100 million, which was consistent with our carried values. We built these malls on behalf of ourselves and a joint venture partner and sold them to our partner once they were completed and fully operational.

26      BROOKFIELD ASSET MANAGEMENT

Operating Results

The following table presents our operating results:

	North America		Brazil		Australia and UK		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Net operating income	$–	$–	$22	$25	$12	$12	$34	$37
General Growth Properties	63	–	–	–	–	–	63	–

	63	–	22	25	12	12	97	37
Interest expense	–	–	36	19	9	9	45	28
Operating costs	–	–	3	3	–	–	3	3
Co-investor interests	7	–	(12)	8	1	–	(4)	8

Net operating cash flow	$56	$–	$(5)	$(5)	$2	$3	$53	$(2)

Our U.S. mall operations contributed their first full quarter of results. This is our first quarter that includes GGP’s results in our cash flows and includes the period since our initial investment in November 2010. Core funds from operations for GGP were $221 million representing a 2.2% increase over the same quarter in 2010. The increase reflected lower interest expense which was offset in part by restructuring charges. Mall occupancy increased by 40 basis points to 92.4% and same-store tenant sales increased by 7.3% to $457 per square foot, reflecting the continued improvement in performance of high quality regional malls such as the ones in our portfolio. Approximately $1.7 billion of debt was refinanced during the quarter at an average rate of 5.33%, and a new average term to maturity of 10.3 years replacing shorter term debt with an average rate of 5.65%.

Tenant sales in Brazil continued their strong performance. Increases in local borrowing costs have offset growth in operating cash flow; however we expect additional growth in cash flow from recently completed development activity within the portfolio.

Office Development Properties

The following table presents capital invested in our office development activities by region:

	2011				2010
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	Consolidated Assets	Consolidated Liabilities	Co-investor interests	Net Invested Capital	Consolidated Assets	Consolidated Liabilities	Co-Investor Interests	Net Invested Capital
Australia
City Square, Perth	$678	$243	$218	$217	$597	$203	$197	$197
Other	278	109	–	169	271	112	–	159
North America
Manhattan West, New York	280	227	27	26	280	227	27	26
U.S. Office Fund	28	–	14	14	28	–	14	14
Other	183	–	91	92	181	–	90	91
United Kingdom	102	–	51	51	74	–	37	37
Unsecured development debt	–	386	–	(386)	–	356	–	(356)

	$1,549	$965	$401	$183	$1,431	$898	$365	$168

In Australia, we continued development of the City Square project in Perth, which has a total projected construction cost of approximately A$886 million. City Square is 89% pre-leased with leases pending for the balance of the space. The project is scheduled for completion in August 2012.

We own development rights on Ninth Avenue between 31st Street and 33rd Street in New York City which entitles us to 5.4 million square feet of commercial office space entitlements. We expect that this will be one of the first sites for office development in Manhattan once new office properties become economic. We recently signed an agreement to acquire an adjacent property to further expand this important development initiative. We also hold a well positioned development site in London UK and expect to commence work on this project later this year.

Q1 2011 INTERIM REPORT    27

Business Development

Across our markets globally, deal flow is picking up and we are considering a number of different opportunities to acquire single assets, development sites and portfolios. Although competition in the major central business districts is high there are opportunities to achieve core-plus returns. In our continued effort to enhance returns through capital reallocation we are also looking to divest of all or a partial interest in a number of mature assets to capitalize on existing market conditions.

Given the small amount of new development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. We are currently focused on six development projects totalling 9 million square feet (msf), including: Manhattan West, New York (5.4 msf); Herald site, Calgary (1.2 msf); 100 Bishopsgate, London (0.9 msf); Bay Adelaide Centre East, Toronto (0.9 msf); City Square South, Perth (0.3 msf), Royal Centre, Vancouver (0.3 msf). This pipeline, once built could add more than $6 billion in assets and we are actively advancing planning and entitlements and seeking tenants for these sites.

Outlook

Leasing momentum has continued from the strong year in 2010 and the 2.9 million square feet leased in the first quarter. We are in the middle of robust leasing discussions that cover 9.5 million square feet of additional space. If executed this could propel us to our highest leasing year ever, help maintain occupancy, and significantly reduce our lease-rollover exposure through 2016. Approximately 25% of this activity represents new or expanding tenants.

Our primary markets are in what we consider the second stage of recovery: meaning not only has leasing velocity picked up but we are seeing an improvement in lease economics as well. The other markets in which we operate are solidly in the initial stage of recovery: leasing velocity has picked up but to date we have not seen meaningful improvement in economics. Given our level of leasing activity, the backlog and status of serious leasing discussions that we are involved with, the position of our development sites within their markets and targeted acquisition opportunities we remain very positive about the company’s performance in 2011 and thereafter.

28      BROOKFIELD ASSET MANAGEMENT

INFRASTRUCTURE

Overview

The following table summarizes the capital we have invested in our infrastructure operations as well as our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Utilities	$577	$556	$23	$16
Transport and energy	453	433	12	12
Timber	837	824	19	3
Corporate and other costs	(72)	(33)	(4)	(1)

Brookfield’s IFRS values	1,795	1,780	50	30
Values not recognized under IFRS	125	125	–	–

Brookfield’s invested capital	$1,920	$1,905	$50	$30

We own our various infrastructure businesses through several managed investment funds, including our two flagship entities: Brookfield Infrastructure Partners LP, which is publicly listed; and the Brookfield Americas Infrastructure Fund, which is privately held by institutional investors. We also operate a number of smaller listed and unlisted funds with specialized investment strategies. We consolidate all of our managed entities and most of the underlying operating businesses, although some of our operations are equity accounted.

Operating Results

The following table sets out the variances in our operating results:

	Utilities		Transport & Energy		Timber		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Net operating income	$85	$6	$51	$15	$55	$26	$191	$47
Unconsolidated businesses	22	29	18	19	3	2	43	50

	107	35	69	34	58	28	234	97
Interest expense	35	2	21	6	22	22	78	30
Co-investor interests	49	17	36	16	17	3	102	36

	$23	$16	$12	$12	$19	$3	54	31

Unallocated costs:
Interest expense							5	1
Corporate costs							12	5
Co-investor interests							(13)	(5)

							$50	$30

The current quarter results for our Utilities and Transport & Energy segments reflect the completion of the Prime Acquisition in November 2010, which resulted in the consolidation in many of the business units and increased ownership levels, as well as increased co-investor interests in the Infrastructure segment as a whole due to the increase of additional equity units to investors in Brookfield Infrastructure. Net operating income in the Timber segment reflects significantly improved pricing and volumes.

Q1 2011 INTERIM REPORT    29

Utilities

Our Utilities businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and which are governed by regulatory frameworks or long term contracts. Accordingly the returns are highly predictable and not impacted to any great degree by short-term volume or price fluctuations.

Our utilities operations contributed $23 million of net operating cash flow in the quarter, compared to $16 million in the comparable quarter of 2010. The improvement reflects a 19% increase in our South American transmission operations due to the commissioning of new projects and indexation of revenues and an increase in the rate base of our Australian coal terminal which occurred last year, although the latter increase was partially offset by the impact of higher interest rates on floating rate debt.

The strength of our contractual arrangements was demonstrated by the impact of recent severe weather in Australia on our export coal terminal located in Queensland. Although that throughput was less than half of capacity due to the impact of these events on the coal mines that ship coal through our facility, our financial performance was not impacted due to the “take or pay” nature of our contractual arrangements, with net operating income consistent with the 2010 quarter.

Transport and Energy

Our Transport and Energy businesses operate in most cases under long term contracts or regulatory frameworks that govern prices, but not volumes. As a result, financial performance may fluctuate due to changes in activity levels; short term price variances, however, are usually minimal.

These operations contributed $12 million in the quarter, consistent with the first quarter of 2010. The impact of increased ownership levels was largely offset by lower activity levels in our Australian rail operations due to the impact of adverse weather conditions, and lower pricing in our North American gas pipeline business following a rate base adjustment last year. Our UK port operations continue to expand their volumes through increasing capacity, securing important new customers and higher volumes from existing customers.

Timber

Our Timber operations benefitted from a significant increase in demand from Asia, particularly for Douglas-fir and whitewood species. This enabled us to increase volumes and pricing by 30% and 22%, respectively. Unit costs also declined due to the impact of higher volumes on the fixed cost component of the business. As a result, net operating income approximately doubled from $34 million to $62 million at constant exchange rates and operating cash flow increased to $19 million from $3 million in the first quarter of 2010.

We exported 49% of our harvest, compared to 32% three years ago and we will continue to utilize the flexibility inherent in our operations to adjust both harvest levels and markets to maximize the value of our timberlands. While we are pleased with the increased Asian demand, it will require a recovery of North American markets to enable us to achieve sustained optimal pricing and harvest levels. In the short term, we expect market conditions to remain favorable, however market supply may increase in the third quarter.

30      BROOKFIELD ASSET MANAGEMENT

Invested Capital

The following table presents the capital invested in our infrastructure operations by operating segment:

	Utilities		Transport & Energy		Timber		Total
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Operating assets	$3,350	$3,296	$1,953	$1,865	$3,509	$3,494	$8,812	$8,655
Unconsolidated businesses	692	754	515	446	74	71	1,281	1,271
Accounts receivable and other	267	235	562	530	737	714	1,566	1,479

	4,309	4,285	3,030	2,841	4,320	4,279	11,659	11,405
Property specific borrowings	2,170	2,125	928	867	1,489	1,489	4,587	4,481
Corporate debt	–	–	–	–	–	–	214	130
Accounts payable and other	285	280	421	402	639	641	1,345	1,323
Co-investor interests
Timber funds	–	–	–	–	928	904	928	904
Other¹	1,277	1,324	1,228	1,139	427	421	2,790	2,787

	$577	$556	$453	$433	$837	$824	1,795	1,780

Values not recognized under IFRS							125	125

Net invested capital							$1,920	$1,905

1.	Adjusted to reflect co-investor interest on corporate debt

Consolidated assets and net invested capital held within our timber operations were relatively unchanged during the year. Co-investor interests reflect direct interests of others in our timber operations as well as in Brookfield Infrastructure, through which a portion of these businesses are held.

The average term of project financings was six years at the end of March, with very few maturities before then, and an average rate of 5.3%. During the quarter we completed approximately $1 billion of project financings within our South American transmission and Australian coal terminal businesses, replacing a similar amount of short maturity debt. The new project financings had an average term of 13 years.

Business Development

Our capital project backlog currently stands at close to $900 million, balanced between our Australian railroad and our utilities business, providing us with the flexibility to achieve our growth objectives without needing to make new investments. In our utilities business, we have a backlog of close to $300 million which represents projects that have been awarded to us as well as projects that have been filed with the regulator which will increase our rate base over the next two years. In our Australian rail road operations, where we expect to deploy almost $600 million of capital, we made significant progress during the quarter on a number of growth initiatives to provide capacity large iron ore and alumina customers who are looking to expand existing mine operations and/or develop new mines sites.

Outlook

Our focus remains on investing in the organic opportunities within our businesses, however, we have seen a demonstrable increase in transaction activity that has attracted our attention. We continue to be disciplined in evaluating new investments as we have clearly witnessed upward pressure on asset valuations in this sector. Nonetheless, we believe that select opportunities exist for us to invest in new businesses at attractive risk-adjusted returns.

Our cash flows from the business are resilient and are expected to remain stable in the foreseeable future. In our timber business, we expect the favourable market prices to persist through the second quarter. However, as harvesting conditions for our competitors improve, this dramatic improvement in log prices will likely trigger an increase in the supply of timber. As new supply comes to market, we will closely monitor prices and adjust our harvest levels to suit market conditions.

Q1 2011 INTERIM REPORT    31

DEVELOPMENT ACTIVITIES

Overview

The following table summarizes the capital we have invested in our development activities as well as our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Residential development	$1,742	$1,634	$6	$(2)
Opportunity investments	254	244	7	8
Development land	443	431	2	2

Brookfield’s IFRS values	2,439	2,309	15	8
Values not recognized under IFRS	875	875	–	–

Brookfield’s invested capital	$3,314	$3,184	$15	$8

Residential Development

The net operating cash flows attributable to each of these business units are as follows:

	North America		Brazil		Australia and UK		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Net operating income	$9	$11	$33	$44	$–	$(4)	$42	$51
Operating costs and cash taxes	–	–	(7)	(6)	–	–	(7)	(6)
Interest expense	–	–	(21)	(21)	(1)	(10)	(22)	(31)
Co-investor interests	(4)	(5)	(3)	(11)	–	–	(7)	(16)

Net operating cash flow	$5	$6	$2	$6	$(1)	$(14)	$6	$(2)

Brazil

Activity levels continue to be very high in this business. Contracted sales increased to R$638 million in the first quarter of 2011 representing a 14% increase from R$562 million in the first quarter of 2010 and combined launches of new projects in the quarter totalled R$466 million (2010 – R$322 million), up 45%. Accounting profits, however, are not recorded until substantial completion of a residential or office project. Accordingly, reported results are highly dependent on how many condominium and office projects reach substantial completion in a particular period and individual project completions have a larger impact on results than our development businesses in other regions, which involve a greater number of discrete single family unit sales.

Completions were significantly below levelized amounts due to seasonal factors and timing differences resulting in a deferral of the associated profits to future quarters. We expect to see meaningful improvement over the balance of 2011.

North America

Our merged Canadian and U.S. operations generated $5 million of cash flows during the first quarter in 2011, compared with $6 million in 2010. The gross margin from housing sales decreased to approximately 14%, compared with 16% last year, and closings declined to 220 units during 2011 (2010 – 224 units). The average selling price was $380,000 (2010 – $372,000) and the backlog at March 31, 2011 was 537 units compared to 824 units in 2010.

32      BROOKFIELD ASSET MANAGEMENT

Invested Capital

The following is a breakout of our invested capital in residential development:

	North America		Brazil		Australia and UK		Total
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010	2011	2010
Inventory	$1,268	$1,258	$2,187	$1,878	$131	$126	$3,586	$3,262
Development land	838	799	815	775	480	477	2,133	2,051
Accounts receivable and other	279	313	2,148	1,831	54	56	2,481	2,200

	2,385	2,370	5,150	4,484	665	659	8,200	7,513
Debt	655	661	1,699	1,348	233	313	2,587	2,322
Accounts payable and other	250	231	2,106	1,780	39	37	2,395	2,048
Co-investor interests	599	622	877	887	–		1,476	1,509

	$881	$856	$468	$469	$393	$309	1,742	1,634

Values not recognized under IFRS							875	875

Net invested capital							$2,617	$2,509

The capital deployed in these activities was relatively unchanged since the end of 2010. During the first quarter, we merged our Canadian and United States operations into a single publicly listed entity that is jointly held by us and our 50%-owned office property subsidiary, as well as the public, which led to an increase in co-investor interests. The office property subsidiary will sell its interests in the merged entity to its shareholders, including us, in the second quarter. This will simplify our ownership structure and create a well positioned North American residential business.

Opportunity Investments

We operate two niche real estate opportunity funds with $557 million of invested capital. Our current investment in the funds is $254 million and our share of the underlying cash flow during the first quarter of 2011 was $7 million (2010 – $8 million).

Development Land

Development land includes our Brazilian rural land, which are held for agricultural purposes. These lands are carried at net asset values under IFRS and revalued quarterly.

Business Development and Outlook

Our Brazilian operations continue to benefit from a high level of activity evidenced by launches of new projects and contracted sales. This is attributed to favorable demographic trends in Brazil and supportive government programs. The requirement to recognize revenues on a project completion basis, as opposed to percentage of completion, should result in meaningful growth in operating earnings as the sales contracted over the past two years are delivered through completed projects. The recent merger of our U.S. and Canadian businesses forms a company that we believe is very well positioned to benefit from the eventual recovery in U.S. markets and our strong market share of the energy-focused Alberta market, which will provide us with a strong source of cash flow and a wide variety of attractive investment opportunities and growth through the eventual recovery in U.S. activity.

Q1 2011 INTERIM REPORT    33

PRIVATE EQUITY AND FINANCE

Summarized Financial Results

The following table presents the net asset value of the capital invested in our Private Equity and Finance activities, together with our share of the operating cash flows:

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Restructuring	$713	$681	$14	$5
– disposition gain	n/a	n/a	–	36
Real estate finance and lending	442	435	5	11
Other investments	596	589	–	(5)
– disposition gains	n/a	n/a	13	85

Brookfield’s IFRS values	1,751	1,705	32	132
Values not recognized under IFRS	475	450	–	–

Brookfield’s invested capital	$2,226	$2,155	$32	$132

Net invested capital was largely unchanged. Carrying values are based on the amortized cost for loans and fair value for owned properties. A number of restructuring and other investments are carried at historical book value and the associated property, plant and equipment is depreciated for IFRS purposes, and have an incremental unrecognized value as reflected by publicly available share prices and comparable valuations. We include these incremental amounts as “values not recognized under IFRS.”

Restructuring

We operate three restructuring funds with total invested capital of $1.5 billion and uninvested capital commitments from clients of $378 million. Our share of the net invested capital is $713 million.

The portfolio consists of ten investments in a diverse range of industries. Our average investment is $51 million and our largest single exposure is $231 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our share of the operating cash flow produced by these businesses during the first quarter of 2011 was $14 million, compared to $5 million in 2010. The 2010 results also included a $36 million disposition gain. Profitability improved within our portfolio companies due to restructuring initiatives and improved economic circumstances which have led to higher volumes.

These operating improvements, combined with increased acquisition activity and comparable transaction values imply unrealized fair value gains of approximately $260 million above carried costs, which in most cases reflect depreciated historical book values and distress acquisition prices. These values are consistent with those presented to our investors and included in the financial statements of our funds.

Real Estate Finance and Bridge Lending

We operate three real estate finance funds with total committed capital of approximately $1.5 billion. We also originate and manage bridge loans in a variety of industries for institutional clients and ourselves. Our share of capital invested in these operations was $442 million at March 31, 2011 (December 31, 2010 – $435 million).

34      BROOKFIELD ASSET MANAGEMENT

These activities contributed $5 million of net operating cash flow and gains during 2011 compared to $11 million during 2010, due to lower activity levels and asset realizations. Over the past eighteen months we have converted three lending positions into ownership interests on favourable terms, consistent with our operations-based approach to this business and expect to generate favourable returns from each of these initiatives.

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Total real estate finance investments	$3,488	$2,709	$34	$31
Less: borrowings	(2,264)	(1,507)	(21)	(11)
Less: co-investor interests	(844)	(828)	(9)	(13)

	380	374	4	7
Bridge lending	62	61	1	4

Net investment in real estate finance funds	$442	$435	$5	$11

We have been careful to structure our financing arrangements to provide sufficient duration and flexibility to manage our investments with a longer-term horizon. We have matched terms in respect of asset and liability positions with an overall asset and liability duration of two years. The increase in borrowings represents financing of assets and portfolios that we have acquired as mentioned above.

Other Investments

We own a number of investments which will be sold once value has been maximized or integrated into our core operations. Although not core to our broader strategy, we occasionally make investments of this nature while divesting more mature assets.

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Industrial and forest products	$266	$265	$–	$(7)
Infrastructure	83	83	1	1
Business services	218	173	(1)	1
Property and other	29	68	–	–
Disposition gains	n/a	n/a	13	85

	$596	$589	$13	$80

Our largest industrial investment is a 63% fully diluted interest in Norbord Inc. (“Norbord”), which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at March 31, 2011 was approximately $442 million based on stock market prices, exceeding our carrying value of $234 million by approximately $208 million (December 31, 2010 – $230 million).

The net operating cash flow from these investments in 2011 totalled $nil, compared to a negative $5 million for 2010. The improvement reflects better earnings at Norbord. Disposition gains in 2011 relate to the sale of a hotel property in Brazil and in 2010 relate to the sale of 8.7 million common shares of Norbord.

Business Development and Outlook

Our performance in these businesses is largely driven by disposition gains as opposed to operating earnings, as many of the assets are in a turnaround or restructuring process and consequently operating results are below stabilized levels. Nevertheless we are continuing to observe improving business conditions for most of our portfolio companies. In addition, the economic recovery and favorable capital markets are resulting in higher levels of merger and acquisition activity, which we expect will lead to opportunities to monetize assets at attractive valuations and disposition gains.

Q1 2011 INTERIM REPORT    35

ASSET MANAGEMENT FEES AND OTHER SERVICES

This section summarizes the capital under management for others throughout our operations and the associated fee revenues, as well as the contribution from our fee-based service businesses.

Capital Under Management

Capital under management increased by $2 billion during the quarter of which $1.7 billion is fee-bearing. The following table summarizes capital managed for clients and co-investors:

	2011					2010
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	Private Funds	Listed Issuers	Public Securities	Other Listed Entities	Total	Total

Renewable power	$–	$1,682	$–	$–	$1,682	$1,428
Commercial properties	7,825	1,611	7,187	4,602	21,225	20,389
Infrastructure	6,087	2,604	468	–	9,159	8,751
Development	281	–	–	1,412	1,693	1,688
Private equity and finance	3,370	–	13,972	871	18,213	17,677

	$17,563	$5,897	$21,627	$6,885	$51,972	$49,933

December 31, 2010	$16,859	$5,425	$21,069	$6,580	$49,933

Private Funds, Listed Issuers and Public Securities

Third-party capital commitments to private funds increased by $0.7 billion during the quarter to $17.6 billion, resulting from additional commitments to our real estate, private equity and finance funds. The invested capital within our private funds of $9.2 billion has an average term of nine years. Private fund capital includes $8.4 billion (December 31, 2010 – $8.2 billion) that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uninvested capital, $3.1 billion relates to our global real estate turnaround consortium and $2.8 billion relates to our infrastructure funds. This uncalled capital is available to us for periods of time ranging from December 2011 until 2015, with an average term of two years. The increase in borrowings represents financing on assets and portfolios that we have acquired as mentioned above.

The market value of our listed issuers increased by 9% during the period to $5.9 billion. This capital is perpetual.

In our public securities operations, we manage fixed income and equity securities with a particular focus on real estate and infrastructure, including high yield and distress securities. Our clients include pension funds and insurance companies throughout North America and Australia. Capital under management in this business line increased by $0.6 billion.

The following table summarizes client capital under management within these operations. We typically do not invest our own capital in these strategies as the assets under management tend to be securities rather than physical assets:

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Public securities
Fixed income	$13,972	$13,862
Equity	7,655	7,207

	$21,627	$21,069

Other Listed Entities

We have established a number of our business units as listed public companies to allow other investors to participate and provide us with additional capital to expand these operations. This includes common equity issued to others by Brookfield Office Properties, Brookfield Residential and Brookfield Incorporates. We do not earn fees from this capital but it forms an important component of our overall capitalization and enables us to conduct our business at a greater scale than would otherwise be possible.

36      BROOKFIELD ASSET MANAGEMENT

Operating Results

The following table summarizes fee revenues earned from clients for our asset management services as well as the net contribution (i.e. net of direct expenses) earned from our construction and property services businesses:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Asset management revenues¹	$56	$45
Construction and property services²	20	26

	$76	$71

1.	Revenues
2.	Net of direct expenses

Asset Management and Other Fees

Asset management and other services contributed the following amounts during the quarter:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Base management fees¹	$47	$35
Performance based income¹	44	–
Investment banking and transaction fees¹	9	10
Less: deferred recognition²	(44)	–

	$56	$45

1.	Revenues
2.	Deferred into future periods, until clawback provisions expire

The increase in base management fees reflects the contribution from new funds and an increase in capital committed. The weighted average term of the commitments related to these fees is ten years, and our goal is to increase the level of base management fees as we continue to expand our asset management activities. We accumulated $44 million of performance based income during the quarter which was deferred until expiry of any clawback provisions.

The compensation for approximately $4.5 billion of our private funds, and $1.7 billion of our managed listed entities is derived primarily from performance based measures and carried interests as opposed to base management fees.

We have expanded our investment banking activities into the U.S. and the UK and continue to advise on a number of mandates in Canada and Brazil. Our primary focus is on real estate and infrastructure transactions.

Construction and Property Services

The following table summarizes the operating results from our construction and property services operations:

	Net Operating Cash Flow
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Construction services
Australia	$11	$10
Middle East	5	10
United Kingdom	(2)	1

	14	21
Property services	6	5

	$20	$26

Q1 2011 INTERIM REPORT    37

The reduced contribution from the Middle East and the United Kingdom reflects lower maturity levels following the completion of major projects in 2010. Operating margins in these regions averaged 10% (March 31, 2010 – 9%), prior to unallocated general and administrative costs.

The remaining work-in-hand totalled $4.1 billion at the end of March 31, 2011 (December 31, 2010 – $4.3 billion) and represented approximately 2.4 years of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth.

The following table summarizes the work-in-hand at the end of the first quarter of 2011 and the end of last year:

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Australia	$2,478	$2,681
Middle East	630	677
United Kingdom	948	960

	$4,056	$4,318

Property services fees include property and facilities management, leasing and project management and a range of real estate services. Results were consistent between first quarter of 2011 and 2010.

Business Development and Other

We have significantly increased the level of capital under management for our clients in recent years, as well as internal resources to manage this capital and source additional commitments. We believe the performance of our funds through the recent economic crisis and the attractiveness of our investment strategies to our clients should enable us to achieve our goal of increasing capital under management and the associated fees substantially in the coming years. We will have seven funds in the market seeking to raise over $4 billion of commitments from third party investors, over the course of 2011 and 2012.

38      BROOKFIELD ASSET MANAGEMENT

CORPORATE CAPITALIZATION AND LIQUIDITY

We continue to maintain elevated liquidity levels because we believe that there will continue to be attractive investment opportunities. As at March 31, 2011, our consolidated core liquidity was approximately $4.5 billion, consisting of $2.8 billion at the corporate level and $1.7 billion within our principal operating subsidiaries. Core liquidity consists of cash, financial assets and undrawn committed credit facilities. In addition to our core liquidity, we have $8.4 billion of uninvested capital allocations to private funds from our investment partners that is available to fund qualifying investments.

Cash and Financial Assets

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Financial assets
Government bonds	$561	$628
Corporate bonds	202	194
Other fixed income	69	66
High-yield bonds and distressed debt	106	98
Preferred shares	317	267
Common shares	330	328
Loans receivable/deposits	93	212

Total financial assets	1,678	1,793	$92	$103
Cash and cash equivalents	91	57	–	–
Deposits and other liabilities	(256)	(307)	(25)	(17)

Net investment	$1,513	$1,543	$67	$86

Net cash and financial asset balances were relatively unchanged since the end of 2010. Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match insurance liabilities.

In addition to the carrying values of financial assets, we hold credit default swaps with a notional value of $75 million, consistent with year end. The carrying value of these derivative instruments reflected in our financial statements at March 31, 2011 was negligible. Deposits and other liabilities include broker deposits and a small number of borrowed securities that have been sold short.

Operating cash flow includes disposition gains and realized and unrealized gains or losses on other capital markets positions, including fixed income and equity securities, credit investments, foreign currency and interest rates.

Q1 2011 INTERIM REPORT    39

Corporate Capitalization

Our corporate capitalization consists of financial obligations issued or guaranteed by the Corporation, and is detailed in the following table:

	Net Invested Capital		Net Operating Cash Flow
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2011	2010	2011	2010
Corporate borrowings
Bank borrowing and commercial paper	$307	$199	$3	$3
Term debt	2,755	2,706	47	40

	3,062	2,905	50	43
Contingent swap accruals	885	858	26	23
Accounts payable and other accruals/expenses	1,516	1,556	80	69
Capital securities	689	669	9	9
Shareholders’ equity
Preferred equity	1,893	1,658	25	16
Common equity¹	20,046	18,261	206	350

	21,939	19,919	231	366

Total corporate capitalization	$28,091	$25,907	$396	$510

Debt to capitalization	14%	14%
Interest coverage			4x	7x
Fixed charge coverage			3x	5x

1.	Includes unrecognized values under IFRS

Our corporate capitalization increased by $2.2 billion to $28.1 billion at March 31, 2011. Shareholders’ equity increased by $2.0 billion reflecting the issuance of $1.7 billion of common and preferred shares in connection with the additional investment in General Growth Properties.

Our objective is to enhance returns for common shareholders while maintaining a prudent leverage profile. The weighted average cost of our corporate borrowings, capital securities and preferred shares during the first quarter of 2011 was 5.4% on an annualized basis.

Corporate Borrowings

Commercial paper and bank borrowings represent shorter-term borrowings pursuant to or backed by $1,785 million of committed revolving term credit facilities of which $300 million have a 364-day term and $1,485 million have a four - year term. As at March 31, 2011 approximately $170 million (December 31, 2010 – $174 million) of the facilities were utilized for letters of credit issued to support various business initiatives at quarter-end.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2012 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of eight years (December 31, 2010 – eight years). The average interest rate on our corporate borrowings was 6.0% at March 31, 2011.

		Maturity
AS AT MARCH 31, 2011 (MILLIONS)	Average Term	2011	2012	2013	2014 & After	Total
Commercial paper and bank borrowings	4	$–	$–	$–	$307	$307
Term debt	9	–	425	75	2,255	2,755

	8	$–	$425	$75	$2,562	$3,062

40      BROOKFIELD ASSET MANAGEMENT

Contingent Swap Accruals

We entered into interest rate swap arrangements with AIG Financial Products (“AIG-FP”) in 1990, which include a zero coupon swap that was originally intended to mature in 2015. Our financial statements include an accrual of $885 million in respect of these contracts, which represents the compounding of amounts based on interest rates from the inception of the contracts. We have also recorded $195 million in accounts payable and other liabilities which represents the difference between the present value of any future payments under the swaps and the current accrual. We believe that the financial collapse of American International Group (“AIG”) and AIG-FP triggered a default under the swap agreements, thereby terminating the contracts with the effect that we are not required to make any further payments under the agreements, including the amounts which might, depending on various events and interest rates, otherwise be payable in 2015. AIG disputes our assertions and therefore we have commenced legal proceedings seeking a declaration from the court confirming our position. We recognize this may not be determined for a considerable period of time, and therefore will continue to account for the contracts as we have in prior years until we receive clarification.

Capital Securities

Capital securities are preferred shares that are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time unless previously redeemed by us. The dividends paid on these securities are recorded in interest expense.

The average distribution yield on the capital securities at March 31, 2011 was 5.5% (December 31, 2010 – 5.5%) and the average term to the holders’ conversion date was three years as at March 31, 2011 (December 31, 2010 – three years).

Shareholders’ Equity

	Net Invested Capital¹		Book Value²
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010
Preferred equity	$1,893	$1,658	$1,893	$1,658
Common equity	20,046	18,261	14,691	12,795

	$21,939	$19,919	$16,584	$14,453

1.	Pre-tax basis, including unrecognized values under IFRS
2.	Based on IFRS financial statements

We issued C$234 million ($235 million) of rate reset preferred shares during the period that have a fixed coupon for the first five years of 4.6%, and 45.1 million common shares for proceeds of $1.5 billion in connection with the additional investment in General Growth Properties.

The following table reconciles common equity per our IFRS financial statements to Intrinsic Value.

	2011		2010
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Per Share	Total	Per Share
Common equity per IFRS financial statements	$14,691	$23.60	$12,795	$22.09
Add back: deferred income taxes	1,930	2.92	2,216	3.60
Values not recognized under IFRS	3,425	5.19	3,250	5.27

Net tangible asset value	20,046	31.71	18,261	30.96
Asset management franchise value	4,000	6.05	4,000	6.49

Total intrinsic value	$24,046	$37.76	$22,261	$37.45

Values not recognized under IFRS are discussed in the following sections. Asset management franchise value is derived from the discounted cash flows that we expect to generate from existing fee arrangements and future growth of their business and is discussed in more detail in our 2010 Annual Report.

Q1 2011 INTERIM REPORT    41

Unrecognized Values

Certain assets and cash flows under IFRS are not reflected at fair value and as a result, we have provided an estimate of the incremental value of these items over their carried values to arrive at a more complete and consistent determination of net asset value. These include items carried at historical book values such as the values for our property services businesses, renewable power and infrastructure development projects, assets acquired at distressed values that are not otherwise revalued and development land carried at the lower of cost or market.

The following table presents the unrecognized values by operating platform:

AS AT MAR. 31, 2011, DEC. 31, 2010 AND DEC. 31, 2009 (MILLIONS)	2011	2010	2009
Asset management and other services	$775	$775	$250
Operating platforms
Renewable power generation	825	600	450
Commercial properties	350	325	–
Infrastructure	125	125	100
Development activities	875	875	750
Private equity and finance	475	450	400
Cash and financial assets	–	–	–
Other assets	–	100	100

	$3,425	$3,250	$2,050

The additional value attributed to our service businesses includes a value of $471 million for our property and construction services businesses, based on a multiple of cash flows, and $304 million of accrued performance-based income that we would be entitled to receive based on current valuations, but which will not be recorded in our financial statements until the applicable clawback or determination period has expired.

Renewable power generation includes increases in valuation of development projects that are carried at historical cost until completion. The incremental value typically arises at key stages of the development process such as regulatory approvals and, in particular, the procurement of long-term power sales agreements. In addition, we eliminate the quarterly depreciation on our operating assets in this business, as well as the quarterly mark-to-market of our Canadian operations redeemable units, because the associated assets are fully revalued annually, not quarterly.

Our development businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process. Accordingly, we look to metrics such as stock market valuations and financing appraisals to determine a more current value for these businesses and reflect any excess value as “unrecognized values.”

Our private equity and finance investments include a number of investments in industrial businesses that are carried at depreciated cost because they are consolidated or equity-accounted. In circumstances where the investment is in a publicly listed entity we will typically record the difference between the carried value and the market value as “unrecognized value.”

42      BROOKFIELD ASSET MANAGEMENT

Unallocated Operating Costs

Operating costs include the costs of our asset management activities as well as corporate costs which are not directly attributable to specific business units.

	Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	Variance
Operating costs	$79	$64	$15
Cash income taxes	1	5	(4)

	$80	$69	$11

The increase in operating costs reflects continued expansion in our operations, including costs attributable to new asset management funds.

Interest Rates and Currencies

Interest Rates

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates have minimal short-term impact on our cash flows. We do not record changes in the value of our long-term financings in determining net asset value or operating results, with very limited exceptions.

As at March 31, 2011, our net floating rate liability position on a proportionate basis was $3.6 billion (December 31, 2010–$4.1 billion). As a result, a 10-basis point increase in interest rates would decrease operating cash flow by $4 million. Notwithstanding our practice of match funding long term assets with long term debt, we do believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve floating rate exposure while preserving a long-term maturity profile.

The impact of a 10-basis point increase in long-term interest rates on financial instruments recorded at market value is estimated to be an increase in income of $4 million on an annualized basis before tax, based on our positions at March 31, 2011.

Foreign Currencies

As at March 31, 2011 our net tangible asset value of $20.0 billion was invested in the following currencies, prior to the impact of any financial contracts: United States - 50%; Australia - 15%; Brazil - 20%; Canada - 10%; and Other - 5%. We utilize financial contracts to adjust these exposures.

A change in a foreign currency against the U.S. dollar will impact the U.S. dollar value of the cash flows generated in those currencies. We estimate that a 10% change in the exchange rate of the three primary non-U.S. currencies in which we operate would have an impact on our annualized operating cash flows of approximately $29 million, and between $nil and $18 million for each specific currency. The economic impact of this is lessened to the extent of distributions and sustaining capital expenditures in those same currencies.

Outlook

We have provided a summarized outlook within the preceding discussion of each operating segment. A large portion of our operating cash flow is generated by our renewable power, commercial office and retail and infrastructure businesses which we manage for ourselves and our clients. The revenues in all of these businesses are largely contracted through leases, power sales agreements and regulated rate base or operating agreements. This provides stability to the cash flows. In addition, these businesses are also financed largely with long-term asset specific borrowings which provides for additional stability. Our asset management contracts provide for base management fees earned on capital committed to our funds, many of which have initial terms of 10 years or more. We are experiencing low prices for uncontracted electricity sales, which we expect to persist during the balance of the year, but the pricing for 87% of our expected 2011 generation is fixed under contracts. Leasing markets are improving in most of our major office markets and we are experiencing increased sales in most of our retail properties.

Q1 2011 INTERIM REPORT    43

These cash flows are supplemented by earnings from businesses that are more closely correlated with the economic cycle. Some of these are producing results that are significantly below normalized levels as a result of the recent recession, and are expected to produce increased cash flows as areas of the economy such as U.S. home building recovery, however, we do not expect this to occur during the current year other than in our timber business which is benefitting from increased demand in Asia.

We also record disposition gains from time to time. These are, by their nature, difficult to predict with certainty but the breadth of our operations and active management of our assets have resulted in a meaningful amount of gains being realized in most periods.

Our businesses are located in a number of regions, including a substantial presence in the United States, Australia, Brazil and Canada. Accordingly, cash flows will vary with changes in the applicable foreign exchange rates. Other factors that could impact our performance in 2011, both positively and negatively, are reviewed in Part 4 of our 2010 Annual Report and Annual Information Form.

We believe Brookfield is well positioned for continued growth through 2011 and beyond. This is based on the stability and growth potential of our operating businesses, the strength of our capitalization and liquidity, our execution capabilities and our expanded relationships, as discussed elsewhere in this MD&A.

44      BROOKFIELD ASSET MANAGEMENT

This section contains a review of our consolidated financial statements which are prepared in accordance with IFRS. It contains information to assist the reader in reconciling the basis of presentation in our consolidated financial statements to that employed in the MD&A, as well as a review of certain balances that are not reviewed elsewhere in the MD&A.

CONSOLIDATED STATEMENTS OF INCOME

The following table summarizes the major components of net income on a total basis and also the proportionate amounts that accrue to Brookfield:

	Total		Net¹
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	2011	2010	Variance
Operating cash flow	$231	$366	$231	$366	$(135)
Less: deferred gains²	(3)	(85)	(3)	(85)	82

	228	281	228	281	(53)
Other items
Fair value changes	282	128	156	63	93
Depreciation and amortization	(221)	(179)	(164)	(157)	(7)
Deferred income taxes	(4)	(36)	58	(23)	81
Non-controlling interests	(7)	(30)	–	–	–

Net income attributable to Brookfield shareholders	278	164	278	164	114

Non-controlling interests in net income
– operating cash flow	285	215	–	–	–
– other items	7	30	–	–	–

Net income attributable to non-controlling interests	292	245	–	–	–

Net income as presented in consolidated financial statements	$570	$409	$278	$164	$114

1.	Net of non-controlling interests
2.	Disposition gains that are recorded in equity for IFRS purposes, as opposed to net income

Consolidated net income for the first quarter of 2011 was $570 million, of which $278 million was attributable to our shareholders and $292 million was attributable to clients and co-investors in consolidated funds and subsidiary operations, and presented as “non-controlling interests.”

Deferred Gains

IFRS generally precludes the recognition of disposition gains on the sale of interests in controlled subsidiaries if we continue to consolidate the investment after the sale; the gains are recorded directly into equity as opposed to the statement of operations. We consider these gains to be an important component of performance measurement and accordingly include them in the determination of operating cash flow and gains. As such, they become a reconciling item between net income and operating cash flow. There were $3 million of such gains in 2011 and $85 million in 2010.

Q1 2011 INTERIM REPORT    45

Fair Value Changes

Fair value changes for each principal operating segment is summarized in the following table:

		Total		Net¹
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Operating Segment	2011	2010	2011	2010	Variance
Operating assets
Investment property	Commercial Properties	$359	$137	$244	$56	$188
Standing timber and agriculture	Infrastructure and Development	(6)	7	(2)	5	(7)

		353	144	242	61	181

Other items
Interest rate contracts	Corporate	7	(37)	7	(37)	44
Power contracts	Renewable Power	4	117	4	117	(113)
Redeemable units	Renewable Power	(116)	(101)	(116)	(101)	(15)
Other	Various	47	5	32	23	9

		(58)	(16)	(73)	2	(75)

		295	128	169	63	106
Less: Recognized in operating cash flow		(13)	–	(13)	–	(13)

		$282	$128	$156	$63	$93

1.	Net of non-controlling interests

Fair value changes pertaining to our operating assets totalled $353 million in aggregate during the first quarter, of which our pro rata share was $242 million. These relate primarily to increases in appraisal values of commercial office properties, as much of the operating assets within our renewable power and infrastructure businesses are revalued on an annual basis, in contrast to commercial properties which we revalue quarterly.

We recorded an increase in the value of our investment in Canary Wharf Group by $136 million as well as a net increase in the valuation of our direct office property holdings. We expect continued increases based on current trends.

We equity account our investment in General Growth Properties and record our share of changes in the fair value of their properties, which is currently based on their book values at emergence from the restructuring. We recorded $5 million during the first quarter, however we expect further increases in future quarters based on increases in tenant cash flows, continued business improvement initiatives and economic recovery.

The decrease in timber values reflects the harvest of mature trees during the period which was offset in part by biological growth of younger trees.

Other fair value changes which accrued to us totalled $73 million during the quarter. The change relates primarily to the increase in the market value of the units held by other investors in our Canadian renewable power fund, which are treated as a liability for accounting purposes and marked to market quarterly as a result. A similar change occurred during the 2010 quarter, which in that period was offset by an increase in the value to us of renewable power sales contracts.

46      BROOKFIELD ASSET MANAGEMENT

Depreciation and Amortization

Depreciation and amortization for each principal operating segment is summarized in the following table:

	Total		Net¹
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	2011	2010	Variance
Renewable power generation	$110	$115	$110	$115	$(5)
Infrastructure	32	3	8	1	7
Development activities	2	1	1	–	1
Private equity and finance	57	41	29	29	–
Asset management and other	20	19	16	12	4

	$221	$179	$164	$157	$7

1.	Net of non-controlling and minority interests

Depreciation relates mostly to our renewable power generating operations, with smaller amounts arising from infrastructure operations and industrial businesses held within our private equity and finance operations. We do not recognize depreciation or depletion on our commercial office and retail properties, standing timber, and agricultural assets respectively, as each of these asset classes are revalued on a quarterly basis in net income as part of “fair value changes.”

Deferred Income Taxes

Deferred income tax items typically relate to differences between the current tax liability and the tax liability that would otherwise be incurred based on the company’s net income. For example, fair value changes are typically not taxed until the asset is actually sold. In addition, deferred income taxes will reflect changes in the value of the our tax pools such as accumulated tax losses and the difference between the carrying value of balance sheet items and their tax bases and typically do not correlate with the amount of cash taxes which are low relative to our earnings base.

In the current quarter we recorded a positive contribution to earnings of $58 million from deferred taxes, which related primarily to the recognition of additional tax pools.

Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Asset management and other services	$623	$567
Renewable power generation	298	337
Commercial properties	589	539
Infrastructure	444	196
Development activities	494	480
Private equity and finance	1,041	826
Cash, financial assets and other	94	86

	$3,583	$3,031

The increase in revenues in most cases is due to the consolidation of operations that were not consolidated in the 2010 quarter, following an increase in our ownership interests. This includes a number of business units within our infrastructure operations following the Prime acquisition and investee companies within our private equity operations. Commercial property revenues also reflected earnings from our investment in General Growth Properties.

Currency appreciation contributed to increases in revenues in all segments.

Q1 2011 INTERIM REPORT    47

CONSOLIDATED BALANCE SHEETS

Assets

We review changes in our financial position on a segmented basis in Part 2 – Review of Operations and reconcile this basis to our consolidated balance sheets on pages 56 and 58 in this section. We also provide an analysis in this section of the major balances that differ from those utilized in our segmented review.

Total consolidated assets increased to $82.7 billion as at March 31, 2011 from $78.1 billion at the end of 2010 as shown in the following table:

	Book Value
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Assets Cash and cash equivalents	$2,034	$1,713
Other financial assets	4,256	4,419
Accounts receivable and other	8,024	7,869
Inventory	6,317	5,849
Investments	8,535	6,629
Property, plant and equipment	18,580	18,148
Investment properties	23,331	22,163
Timber	3,216	3,206
Intangible assets	3,849	3,805
Goodwill	2,605	2,546
Deferred income tax	1,989	1,784

	$82,736	$78,131

The carrying values of our assets increased during 2011, reflecting currency appreciation, increased appraisal values of our commercial office properties, ongoing sustaining capital expenditures and investment activities. The Investments category includes our investment in General Growth Properties, which we increased by $1.7 billion during the quarter. These increases were partially offset by depreciation and amortizations. We provide additional detail for certain categories, however there were few significant variances during the quarter.

Other Financial Assets

Other financial assets include our 22% common share investment in Canary Wharf Group, which is included in our commercial office property operations in our segmented analysis at a carried value of $853 million.

48      BROOKFIELD ASSET MANAGEMENT

Investments

Investments represent equity accounted interests in partially owned entities as set forth in the following table, which are discussed further within the relevant business segments in Part 2 – Review of Operations:

	Ownership Interest		Carrying Value
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010
Renewable power generation
Bear Swamp Power Co. LLC	50%	50%	$90	$95
Other renewable power generation	50%	50%	190	171
Commercial properties
General Growth Properties	27%	10%	2,783	1,014
U.S. Office Fund	47%	47%	1,872	1,806
245 Park Avenue	51%	51%	587	580
Other commercial properties¹	20-51%	20-51%	1,431	1,421
Infrastructure
Natural gas pipeline company	33%	26%	392	384
Transelec S.A.	28%	28%	371	373
Other infrastructure assets	40-42%	40-42%	391	395
Other	25-60%	25-50%	428	390

Total			$8,535	$6,629

1.	Other commercial properties include investments in Darling Park Trust, E&Y Centre Sydney and Four World Financial Center

The increase in the carrying value of Investments reflects our additional investment in General Growth Properties.

Liabilities and Shareholders’ Equity

The following analysis of our liabilities and shareholders’ equity is based on our consolidated balance sheet, and therefore includes the obligations of consolidated entities, including partially owned funds and subsidiaries.

We note, however, that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. For example, we have access to the capital of our clients and co-investors through public market issuance and, in some cases, contractual obligations to contribute additional equity. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated such as our U.S. Office Fund and several of our infrastructure businesses.

Q1 2011 INTERIM REPORT    49

Accordingly, we believe that the two most meaningful bases of presentation to use in assessing our capitalization are proportionate consolidation and deconsolidation. The following table depicts the composition of our capitalization on these bases, along with our consolidated capitalization, all based on the net asset value of our equity and the interests of other investors:

	Deconsolidated		Proportionate		Consolidated
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010	2011	2010
Corporate borrowings	$3,062	$2,905	$3,062	$2,905	$3,062	$2,905
Non-recourse borrowings
Property-specific mortgages	–	–	18,244	15,956	24,712	23,454
Subsidiary borrowings¹	885	858	4,079	3,610	4,297	4,007
Accounts payable and other	1,516	1,556	8,419	7,577	13,629	13,088
Capital securities	689	669	1,207	1,188	1,733	1,707
Non-controlling interests	–	–	–	–	16,789	16,301
Shareholders’ equity²	21,939	19,919	21,939	19,919	21,939	19,919

	$28,091	$25,907	$56,950	$51,155	$86,161	$81,381

Debt to capitalization	14%	15%	45%	44%	37%	37%

1.	Includes $885 million (December 31, 2010 – $858 million) of contingent swap accruals which are guaranteed by the Corporation and are accordingly included in Corporate Capitalization
2.	Pre-tax basis, including unrecognized values under IFRS

Our deconsolidated capitalization depicts the amount of debt that is recourse to the Corporation, and the extent to which it is supported by our deconsolidated invested capital and remitted cash flows. At the end of the first quarter, our deconsolidated debt to capitalization was 14% (December 31, 2010 – 15%) which is a prudent level in our opinion. This reflects our strategy of having a relatively low level of debt at the parent company level and financing our operations primarily at the asset or operating unit level with no recourse to the Corporation.

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which is an important component of enhancing shareholder returns. We believe the 45% debt-to-capitalization ratio at March 31, 2011 (December 31, 2010 – 44%) is appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile. The increase in property specific mortgage reflects our increased interest in mortgages issued by General Growth Properties, which is equity accounted in our consolidated financial statements.

Our consolidated debt-to-capitalization ratio is 37% (December 31, 2010 – 37%). This reflects the full consolidation of partially-owned entities, notwithstanding that our capital exposure to these entities is limited. As noted above, it also excludes the debt of equity accounted investees, which results in a lower debt-to-capitalization than the proportionally consolidated numbers.

The table above illustrates our use of subsidiary and property-specific financings to minimize risk. As at March 31, 2011 only 12% of our consolidated debt capitalization is issued or guaranteed by the Corporation, whereas 77% is recourse only to specific assets or groups of assets and 11% is issued by subsidiaries and has no recourse to the Corporation.

We issued $1.7 billion of common and preferred equity in February 2011.

50      BROOKFIELD ASSET MANAGEMENT

Subsidiary Borrowings

We capitalize our subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

		Proportionate		Consolidated
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	Average Term	2011	2010	2011	2010
Subsidiary borrowings
Renewable power generation	10	$1,273	$1,152	$1,273	$1,152
Commercial properties	3	1,129	757	707	579
Infrastructure	2	64	40	232	148
Development activities	3	186	278	186	278
Private equity and finance	3	506	488	978	955
Other	1	36	37	36	37
Contingent swap accruals¹	5	885	858	885	858

Total	5	$4,079	$3,610	$4,297	$4,007

1.	Guaranteed by the Corporation

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. As at March 31, 2011, subsidiary borrowings included $885 million (December 31, 2010 – $858 million) of contingent swap accruals that are guaranteed by the Corporation (see page 41).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

		Proportionate		Consolidated
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	Average Term	2011	2010	2011	2010
Renewable power generation	11	$2,841	$2,818	$3,905	$3,834
Commercial properties	4	10,832	9,014	10,711	10,689
Infrastructure	6	2,032	1,995	4,569	4,463
Development activities	2	1,511	1,309	2,912	2,632
Private equity and finance	6	1,028	820	2,615	1,836

Total	5	$18,244	$15,956	$24,712	$23,454

Our proportionate share of property-specific borrowings in commercial properties increased due to our increased ownership of General Growth Properties. This did not impact consolidated liabilities as the investment is equity accounted.

Accounts Payable and Other

	Corporate		Consolidated
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010
Accounts payable	$219	$163	$4,722	$4,581
Other liabilities	1,297	1,393	5,880	5,753

	$1,516	$1,556	$10,602	$10,334

Q1 2011 INTERIM REPORT    51

Capital Securities

Capital securities are discussed on page 41.

		Proportionate		Consolidated
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	Average Term to Conversion	2011	2010	2011	2010
Issued by the Corporation	2	$689	$669	$689	$669
Issued by Brookfield Office Properties	3	518	519	1,044	1,038

	3	$1,207	$1,188	$1,733	$1,707

Non-controlling Interests in Net Assets

Interests of co-investors in net assets are comprised of three components: participating interests in subsidiary companies, interests held by other holders in our funds, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /% Interest		Book Value
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010	2011	2010
Participating interests in subsidiary companies
Renewable power generation	various	various	$306	$260
Commercial properties
Brookfield Office Properties	253.6 / 49%	253.3 / 49%	4,927	4,730
Property funds and other	various	various	1,145	1,293
Infrastructure
Timber	various	various	1,134	1,118
Utilities and transport and energy	various	various	2,363	2,366
Development activities
Brookfield Residential Properties Inc.	34.6 / 34%	11.3 / 38%	599	638
Brookfield Incorporações S.A.	251.5 / 57%	251.5 / 57%	877	887
Brookfield Real Estate Opportunity Funds	various	various	303	292
Private equity and finance	various	various	2,008	1,864

			13,662	13,448

Interest of others in funds
Redeemable units			1,488	1,355
Limited life funds			221	207

			1,709	1,562

			15,371	15,010

Non-participating interests
Brookfield Australia			605	476
Brookfield Office Properties			555	562
Brookfield Renewable Power Fund			258	253

			1,418	1,291

			$16,789	$16,301

52      BROOKFIELD ASSET MANAGEMENT

Corporate Dividends

The distributions paid by Brookfield on outstanding securities during the first three months of 2011 and the same period in 2010 and 2009 are as follows:

	Distribution per Security
	2011	2010	2009
Class A Common Shares	$0.13	$0.13	$0.13
Class A Preferred Shares
Series 2	0.13	0.09	0.12
Series 4 + Series 7	0.13	0.09	0.12
Series 8	0.19	0.14	0.17
Series 9	0.28	0.26	0.22
Series 10	0.36	0.35	0.29
Series 11	0.35	0.33	0.28
Series 12	0.34	0.32	0.27
Series 13	0.13	0.09	0.12
Series 14	0.47	0.34	0.44
Series 15	0.11	0.05	0.10
Series 17	0.30	0.29	0.24
Series 18	0.30	0.29	0.24
Series 21	0.32	0.30	0.25
Series 22¹	0.44	0.42	–
Series 24²	0.34	0.27	–
Series 26³	0.29	–	–
Series 28[4]	0.16	–	–

1.	Issued June 4, 2009
2.	Issued January 14, 2010
3.	Issued October 29, 2010
4.	Issued February 8, 2011

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Operating Cash Flow		Net Income

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010	2011	2010
Operating cash flow/net income	$231	$366	$278	$164
Preferred share dividends	(25)	(16)	(25)	(16)

	206	350	253	148
Capital securities dividends¹	–	–	6	–

Operating cash flow/net income available for common shareholders	$206	$350	$259	$148

Weighted average – common shares	607.2	573.3	607.2	573.3
Dilutive effect of the conversion of options using treasury stock method	12.7	9.3	12.7	9.3
Dilutive effect of the conversion of capital securities¹,²	–	–	14.7	–

Common shares and common share equivalents	619.9	582.6	634.6	582.6

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

The capital securities were not dilutive in 2010 due to the lower earnings per share in that period.

Q1 2011 INTERIM REPORT    53

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Outstanding at beginning of period	577.7	572.9
Issued (repurchased)
Share issuances	45.1	–
Repurchases	(3.2)	–
Management share option plan	1.5	1.1

Outstanding at end of period	621.1	574.0
Unexercised options	39.5	41.9

Total diluted common shares at end of period	660.6	615.9

In calculating our book value per common share, the cash value of our unexercised options of $899 million (December 31, 2010 – $813 million) is added to the book value of our common share equity of $14,691 million (December 31, 2010 – $12,795 million) prior to dividing by the total diluted common shares presented above.

During the quarter, the company issued 45.1 million Class A Limited Voting Shares (“Class A Shares”) in connection with the acquisition of $1.7 billion of General Growth Properties common shares. In addition, the company acquired 3.2 million Class A Shares for $106 million, of which 2.4 million shares ($80 million) back grants of restricted stock to employees in lieu of share options. As of May 11, 2011, the Corporation had outstanding 620,982,041 Class A Shares and 85,120 Class B Limited Voting Shares.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Operating activities	$119	$382
Financing activities	910	320
Investing activities	(708)	(732)

Increase/(Decrease) in cash and cash equivalents	$321	$(30)

Operating Activities

Cash flow from operating activities is reported on a consolidated basis in our financial statements, whereas the operating cash flow measure utilized elsewhere in the MD&A reflects only our pro rata share of the underlying cash flow. The following table reconciles these two measures:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Operating cash flow per MD&A	$231	$366
Operating cash flow attributable to non-controlling interests	285	215

Consolidated operating cash flow	516	581
Less: disposition gains	(3)	(85)
Less: net change in working capital balances and other	(43)	(109)
Net investment in residential development inventory	(351)	(5)

Cash flow from operating activities per financial statements	$119	$382

We describe the variances in operating cash flow attributable to Brookfield’s net equity elsewhere in the MD&A. Cash flow attributable to non-controlling interests reflects the interests of other investors in the cash flow generated by entities consolidated in our financial statements. The expansion of our Brazilian residential business is reflected in the net investment in residential development inventory and is higher than usual due to a lower level of project completions.

54      BROOKFIELD ASSET MANAGEMENT

Financing Activities

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Per IFRS financial statements	$910	$320
Add: equity issued in exchange for General Growth shares not reflected in financial statements	907	–

	$1,817	$320

We recorded $1.8 billion of cash flow from financing activities, compared to $0.3 billion in 2010. IFRS guidelines exclude equity issued in exchange for acquisitions to be included in the Consolidated Statements of Cash Flows included in the interim financial statements. Accordingly, we have reconciled for the excluded equity in the foregoing table. We raised $1.7 billion from corporate and subsidiary common and preferred share issuances, compared with $0.8 billion of preferred share issuances in 2010. Debt financing activities within consolidated activities yielded $356 million of net proceeds.

Shareholder distributions from the Corporation and consolidated entities totalled $247 million during 2011, an increase of $70 million from 2010 reflecting, in part, distributions made to a larger amount of equity issued and outstanding in our infrastructure subsidiary during the quarter.

Investing Activities

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Per IFRS financial statements	$(708)	$(732)
Add: equity issued in exchange for General Growth shares in exchange for common shares of the corporation	(907)	–

	$(1,615)	$(732)

We recorded $1.6 billion of investment in the first quarter compared to $0.7 billion in the prior year. The largest component in the current quarter was our $1.7 billion investment in General Growth Properties. We also continued to invest in the development of renewable wind and hydroelectric generation facilities and recorded capital through the sale of several smaller assets. The 2010 results include the acquisition of a commercial property portfolio in the United States for $160 million, as well as our holdings of various common share positions and high yield and distressed debt instruments reflected as “other financial assets”.

Q1 2011 INTERIM REPORT    55

RECONCILIATION BETWEEN CONSOLIDATED AND SEGMENTED FINANCIAL INFORMATION

Balance Sheet

	AS AT MARCH 31, 2011
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Asset Management and Other	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,680	$11	$3,264	$2	$2,562	$–	$61	$–	$18,580
Investment properties	–	19,951	227	980	2,173	–	–	–	23,331
Timber	–	–	2,730	422	64	–	–	–	3,216
Inventory	7	2	53	5,753	502	–	–	–	6,317
Investments	280	6,660	1,281	219	46	25	24	–	8,535
Cash and cash equivalents	268	339	235	508	449	91	144	–	2,034
Financial assets	60	1,499	–	(248)	167	1,560	–	–	3,038
Loans and notes receivable	–	–	–	–	1,125	93	–	–	1,218
Accounts receivable and other	1,486	763	2,216	1,602	884	–	1,073	–	8,024
Intangible assets	128	55	2,934	35	316	–	381	–	3,849
Goodwill	17	352	591	492	45	–	1,108	–	2,605

	14,926	29,632	13,531	9,765	8,333	1,769	2,791	–	80,747
Deferred tax asset	192	332	494	233	94	–	644	–	1,989

Total assets	$15,118	$29,964	$14,025	$9,998	$8,427	$1,769	$3,435	$–	$82,736

Liabilities
Corporate borrowings	$–	$–	$–	$–	$–	$–	$–	$3,062	$3,062
Non-recourse borrowings
Property specific mortgages	3,905	10,711	4,569	2,912	2,488	127	–	–	24,712
Subsidiary borrowings	1,273	707	232	186	978	36	–	885	4,297
Accounts payable and other liabilities	836	1,198	2,572	2,456	1,049	4	968	1,519	10,602
Deferred tax liability	2,567	645	1,165	313	256	–	–	11	4,957
Interests of others in funds	1,488	–	221	–	–	–	–	–	1,709
Capital securities	–	1,044	–	–	–	–	–	689	1,733

Equity
Non-controlling interests	564	7,202	3,497	1,779	1,942	89	7	–	15,080
Preferred equity	–	–	–	–	–	–	–	1,893	1,893
Common equity	4,485	8,457	1,769	2,352	1,714	1,513	2,460	(8,059)	14,691

Total liabilities and equity	$15,118	$29,964	$14,025	$9,998	$8,427	$1,769	$3,435	$–	$82,736

Common equity	$4,485	$8,457	$1,769	$2,352	$1,714	$1,513	$2,460	$(8,059)	$14,691
Deferred income taxes¹	2,375	35	26	87	37	–	(644)	14	1,930
Unrecognized values	825	350	125	875	475	–	775	–	3,425

Net tangible asset value	7,685	8,842	1,920	3,314	2,226	1,513	2,591	(8,045)	20,046
Asset management franchise value	–	–	–	–	–	–	4,000	–	4,000

Intrinsic value	$7,685	$8,842	$1,920	$3,314	$2,226	$1,513	$6,591	$(8,045)	$24,046

1.	Net of non-controlling interests

56      BROOKFIELD ASSET MANAGEMENT

Results from Operations	FOR THE THREE MONTHS ENDED MARCH 31, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income Gains	Unallocated	Consolidated Financial Statements
Asset management and other services	$76	$–	$–	$–	$–	$–	$–	$–	$76
Revenues less direct operating costs
Renewable power generation	–	186	–	–	–	–	–	–	186
Commercial properties	–	–	289	–	–	21	–	–	310
Infrastructure	–	–	–	188	–	–	–	–	188
Development activities	–	–	–	–	52	–	–	–	52
Private equity and finance	–	–	–	–	–	69	–	–	69
Equity accounted income	–	7	123	43	5	–	(1)	–	177
Investment and other income	–	–	9	3	7	37	93	–	149

	76	193	421	234	64	127	92	–	1,207
Expenses
Interest	–	94	202	83	26	48	8	85	546
Operating costs	–	–	25	11	–	–	–	79	115
Current income taxes	–	4	3	1	7	3	14	1	33
Non-controlling interests	–	43	90	89	16	44	3	–	285

	76	52	101	50	15	32	67	(165)	228
Disposition gains	–	–	3	–	–	–	–	–	3

Cash flow from operations	76	52	104	50	15	32	67	(165)	231
Less: disposition gains	–	–	(3)	–	–	–	–	–	(3)

Net income before the following	76	52	101	50	15	32	67	(165)	228
Depreciation and amortization	–	(110)	(14)	(31)	(4)	(57)	–	(5)	(221)
Fair value changes	–	(129)	340	(35)	(1)	101	–	6	282
Deferred income taxes	–	(15)	(51)	7	(1)	(21)	–	77	(4)
Non-controlling interests	–	44	(81)	39	4	(42)	–	29	(7)

Net income (loss)	$76	$(158)	$295	$30	$13	$13	$67	$(58)	$278

Total Return and Change in Intrinsic Value	FOR THE THREE MONTHS ENDED MARCH 31, 2011
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Cash flow from operations	$76	$52	$104	$50	$15	$32	$67	$(165)	$231
Less: preferred share dividends	–	–	–	–	–	–	–	(25)	(25)

Cash flow for common shares	76	52	104	50	15	32	67	(190)	206

Fair value changes
Recorded in IFRS statements
Revaluation gains/losses	(6)	(62)	227	(24)	–	18	(6)	5	152
Depreciation and amortization	(10)	(110)	(6)	(8)	(1)	(29)	–	–	(164)
Foreign currency	28	51	22	1	35	(2)	–	(19)	116
Other	–	–	2	–	15	(13)	–	1	5
Unrecognized values	(100)	225	25	–	–	25	–	–	175

Total fair value changes	(88)	104	270	(31)	49	(1)	(6)	(13)	284
Less: gains recorded in operating cash flow	–	–	(3)	–	–	–	–	–	(3)

Total return	(12)	156	371	19	64	31	61	(203)	487
Capital invested/distributed¹	(116)	37	1,562	(4)	66	40	(91)	(1,572)	(78	)¹
Common share issuance	–	–	–	–	–	–	–	1,376	1,376

Net change in intrinsic value	$(128)	$193	$1,933	$15	$130	$71	$(30)	$(399)	$1,785

1.	Total represents common share dividends

Q1 2011 INTERIM REPORT    57

Balance Sheet	AS AT DECEMBER 31, 2010
(MILLIONS)	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Asset Management and Other	Corporate Capitalization	Consolidated Financial Statements
Assets
Operating assets
Property, plant and equipment	$12,443	$8	$3,138	$1	$2,497	$–	$61	$–	$18,148
Investment properties	–	19,709	222	1,071	1,161	–	–	–	22,163
Timber	–	–	2,726	399	81	–	–	–	3,206
Inventory	8	2	46	5,333	460	–	–	–	5,849
Investments	267	4,811	1,271	188	45	26	21	–	6,629
Cash and cash equivalents	192	349	154	390	481	57	90	–	1,713
Financial assets	55	1,219	(4)	(161)	194	1,542	–	–	2,845
Loans and notes receivable	–	–	–	12	1,337	225	–	–	1,574
Accounts receivable and other	1,477	818	2,216	1,400	833	–	1,125	–	7,869
Intangible assets	125	62	2,904	23	314	–	377	–	3,805
Goodwill	17	347	591	474	42	–	1,075	–	2,546

	14,584	27,325	13,264	9,130	7,445	1,850	2,749	–	76,347
Deferred tax asset	154	329	431	263	109	–	498	–	1,784

Total assets	$14,738	$27,654	$13,695	$9,393	$7,554	$1,850	$3,247	$–	$78,131

Liabilities
Corporate borrowings	$–	$–	$–	$–	$–	$–	$–	$2,905	$2,905
Non-recourse borrowings
Property specific mortgages	3,834	10,689	4,463	2,626	1,712	130	–	–	23,454
Subsidiary borrowings	1,152	579	148	278	955	35	2	858	4,007
Accounts payable and other liabilities	838	1,191	2,530	2,149	1,168	4	897	1,557	10,334
Deferred tax liability	2,723	558	1,098	283	243	–	–	65	4,970
Interests of others in funds	1,355	–	207	–	–	–	–	–	1,562
Capital securities	–	1,038	–	–	–	–	–	669	1,707
Equity
Non-controlling interests	513	7,003	3,484	1,800	1,795	138	6	–	14,739
Preferred equity	–	–	–	–	–	–	–	1,658	1,658
Common equity	4,323	6,596	1,765	2,257	1,681	1,543	2,342	(7,712)	12,795

Total liabilities and equity	$14,738	$27,654	$13,695	$9,393	$7,554	$1,850	$3,247	$–	$78,131

Common equity	$4,323	$6,596	$1,765	$2,257	$1,681	$1,543	$2,342	$(7,712)	$12,795
Deferred income taxes¹	2,569	(12)	15	52	24	–	(498)	66	2,216
Unrecognized values	600	325	125	875	450	–	875	–	3,250

Net tangible asset value	7,492	6,909	1,905	3,184	2,155	1,543	2,719	(7,646)	18,261
Asset management franchise value	–	–	–	–	–	–	4,000	–	4,000

Intrinsic value	$7,492	$6,909	$1,905	$3,184	$2,155	$1,543	$6,719	$(7,646)	$22,261

1.	Net of non-controlling interests

58      BROOKFIELD ASSET MANAGEMENT

Results from Operations	FOR THE THREE MONTHS ENDED MARCH 31, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Investment Income Gains	Unallocated	Consolidated Financial Statements
Asset management and other services	$71	$–	$–	$–	$–	$–	$–	$–	$71
Revenues less direct operating costs						–
Renewable power generation	–	239	–	–	–	–	–	–	239
Commercial properties	–	–	269	–	–	10	–	–	279
Infrastructure	–	–	–	46	–	1	–	–	47
Development activities	–	–	–	–	70	–	–	–	70
Private equity and finance	–	–	–	–	–	74	–	–	74
Equity accounted income	–	7	57	50	1	–	–	–	115
Investment and other income	–	–	28	1	8	2	103	–	142

	71	246	354	97	79	87	103	–	1,037
Expenses
Interest	–	90	165	30	37	25	5	75	427
Operating costs	–	–	24	5	–	–	–	64	93
Current income taxes	–	6	3	1	6	–	–	5	21
Non-controlling interests	–	37	92	31	28	15	12	–	215

	71	113	70	30	8	47	86	(144)	281
Disposition gains	–	–	–	–	–	85	–	–	85

Cash flow from operations	71	113	70	30	8	132	86	(144)	366
Less: disposition gains	–	–	–	–	–	(85)	–	–	(85)

Net income before the following	71	113	70	30	8	47	86	(144)	281
Depreciation and amortization	–	(115)	(15)	(4)	–	(42)	–	(3)	(179)
Fair value changes	–	55	118	(40)	22	7	–	(34)	128
Deferred income taxes	–	(31)	(28)	(3)	4	12	–	10	(36)
Non-controlling interests	–	5	(58)	26	(13)	8	–	2	(30)

Net income (loss)	$71	$27	$87	$9	$21	$32	$86	$(169)	$164

Total Return and Change in Intrinsic Value
	FOR THE THREE MONTHS ENDED MARCH 31, 2010
(MILLIONS)	Asset Management/ Other	Renewable Power	Commercial Properties	Infrastructure	Development Activities	Private Equity and Finance	Cash and Financial Assets	Unallocated	Total
Cash flow from operations	$71	$113	$70	$30	$8	$132	$86	$(144)	$366
Less: preferred share dividends	–	–	–	–	–	–	–	(16)	(16)

Cash flow for common shares	71	113	70	30	8	132	86	(160)	350

Fair value changes
Recorded in IFRS statements
Revaluation gains/losses	1	20	29	35	12	(5)	(15)	(41)	36
Depreciation and amortization	(9)	(115)	(3)	(1)	–	(29)	–	–	(157)
Foreign currency	12	13	58	–	16	(6)	27	(57)	63
Other	–	–	–	–	–	85	–	8	93
Unrecognized values	–	150	–	–	–	–	–	–	150

Total fair value changes	4	68	84	34	28	45	12	(90)	185
Less: gains recorded in operating cash flow	–	–	–	–	–	(85)	–	–	(85)

Total return	75	181	154	64	36	92	98	(250)	450
Capital invested/distributed¹	(324)	(154)	137	(43)	34	(92)	100	267	(75	)¹

Net change in intrinsic value	$(249)	$27	$291	$21	$70	$–	$198	$17	$375

1.	Total represents common share dividends

Q1 2011 INTERIM REPORT    59

Change in Intrinsic Value

The following table provides an analysis of the change in our intrinsic value during the quarter and reconciles this amount to Net Income, Other Comprehensive Income and other items in our Consolidated Statement of Changes in Equity:

	Intrinsic Value	Financial Statement Allocation				Intrinsic Value
FOR THE THREE MONTHS ENDED MARCH 31, 2011 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Total	Net Income	Other Comprehensive Income	Shareholder Distributions	Other Items¹	Per Share
Operating cash flow	$231	$228	$–	$–	$3	$0.33 [5]
Less: preferred share dividends	(25)	–	–	(25)	–	n/a

Operating cash flow for common shares	206	228	–	(25)	3	0.33

Fair value changes
Revaluation gains/(losses)	152	169	37	–	(54)	0.24
Depreciation and amortization	(164)	(164)	–	–	–	(0.25)
Foreign currency revaluation	116	–	81	–	35	0.15
Other	5	(13)	–	–	18	0.02

	109	(8)	118	–	(1)	0.16
Unrecognized values³	175	n/a	n/a	n/a	n/a	0.26
Asset management franchise²	–	n/a	n/a	n/a	n/a	–

Total fair value changes	284	(8)	118	–	(1)	0.42
Less: gains recorded in cash flow³	(3)	–	–	–	(3)	–

Total return – pre-tax[4]	487	220	118	(25)	(1)	0.75
Common share dividends	(78)	–	–	(78)	–	(0.13)
Common share issuance	1,376	–	–	–	1,376	(0.31)
Deferred income taxes[4]	n/a	58	201	–	27	–

Total change in intrinsic value[4]	$1,785	$278	$319	$(103)	$1,402	$0.31

1.	Other items included in shareholders’ equity
2.	Revaluation of items not reflected at fair value under IFRS
3.	Represents the portion of realization gains not included in equity under IFRS
4.	Values presented on a pre-tax basis
5.	Operating cash flow per share shown net of preferred share dividends

60      BROOKFIELD ASSET MANAGEMENT

CONTRACTUAL OBLIGATIONS

Our 2010 Annual Report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

In addition, the company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy-sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is in most cases dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

ACCOUNTING POLICIES AND CRITICAL JUDGMENTS AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies and to make judgements and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our 2010 Annual Report contains a description of the company’s accounting policies and the critical judgements and estimates utilized in the preparation of the consolidated financial statements.

In making critical judgements and estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain. For further reference on accounting policies and critical judgements and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2010 Consolidated Financial Statements.

Q1 2011 INTERIM REPORT    61

FUTURE CHANGES IN ACCOUNTING POLICIES

I.	Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the International Accounting Standard Board (‘“IASB”) on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 9 on its financial statements.

II.	Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

62      BROOKFIELD ASSET MANAGEMENT

QUARTERLY RESULTS

Total revenues, net income (loss) for the eight recently completed quarters are as follows:

	2011	2010				2009
(MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$3,583	$3,666	$3,550	$3,376	$3,031	$3,792	$2,844	$2,549

Asset management and other services	76	126	90	78	71	123	65	58
Revenues less direct operating costs
Renewable power	186	188	157	164	239	217	141	208
Commercial properties	310	366	337	300	279	344	258	240
Infrastructure	188	76	40	58	47	21	25	18
Development	52	169	176	112	70	80	12	74
Private equity and finance	69	13	90	104	74	21	18	34
Equity accounted income	177	132	126	121	115	144	44	91
Investment and other income	149	85	193	173	142	159	190	187

	1,207	1,155	1,209	1,110	1,037	1,109	753	910

Expenses
Interest	546	517	452	433	427	395	383	367
Operating costs	115	121	94	109	93	122	87	91
Current income taxes	33	13	38	25	21	(44)	(2)	30
Non-controlling interest in net income before the following	285	315	271	318	215	292	136	151

Income prior to other items	228	189	354	225	281	344	149	271
Fair value changes	282	1,792	(54)	(1)	128	279	(873)	(887)
Depreciation and amortization	(221)	(215)	(193)	(208)	(179)	(173)	(161)	(137)
Future income taxes	(4)	(10)	(36)	39	(36)	(33)	177	92
Non-controlling interest in the foregoing items	(7)	(667)	41	34	(30)	(202)	291	319

Net income (loss)	$278	$1,089	$112	$89	$164	$215	$(417)	$(342)

Cash flows from operations for the eight recently completed quarters are as follows:
	2011	2010				2009
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Income before the following	$228	$189	$354	$225	$281	$344	$149	$271
Disposition gains	3	227	–	102	85	21	346	23

Cash flow from operations and gains	231	416	354	327	366	365	495	294
Preferred share dividends	25	22	18	19	16	14	12	9

Cash flow to common shareholders	$206	$394	$336	$308	$350	$351	$483	$285

Common equity – book value	$14,691	$12,795	$12,164	$11,637	$11,997	$11,809	$11,789	$11,609
Common shares outstanding	621.1	577.7	576.1	574.9	574.0	572.9	572.1	572.0
Per common share
Cash flow from operations	$0.33	$0.67	$0.57	$0.53	$0.60	$0.60	$0.83	$0.49
Net income (loss)	0.41	1.80	0.16	0.12	0.25	0.35	(0.75)	(0.62)
Dividends	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
Book value¹	23.60	22.09	21.06	20.19	20.84	20.47	20.43	20.06
Market trading price (NYSE)	32.46	33.29	28.37	22.62	25.42	22.18	22.71	17.07

1.	Excludes dilution from capital securities which the Company intends to redeem prior to conversion

Q1 2011 INTERIM REPORT    63

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “potential,” “intend,” “grow,” “plan,” “seek,” “expect,” “believe,” “objective,” “continue,” “enable,” “expand,” “likely,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would,” “could” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this Interim Report include statements with respect to: our ability to integrate investments and improve returns across our businesses; the amount of annual cash flow generated by our businesses; our ability to make new investments and organically grow each of our operations; our expectation to sign over 12 million square feet of leases in 2011; the growth of the tenant base in the energy and financial sectors; recent trends in retail sales; our expectation of producing power in 2013 from two new hydro projects in Brazil; the purchase of a 30 megawatt hydro plant in Brazil; our expectation of increased bulk throughput at our UK port from a large international steel company; our expectation of a significant increase in tonnage and cash flow due to the build-out of our railroad in Australia; the increase in our construction business’ workbook; our expectation of the return on our investment in General Growth Properties, Inc.; our belief in the bright future of our multi-family residential business; our primary financial objective to increase the intrinsic value of Brookfield, on a per share basis, at a rate of 12% when measured over the longer term; our expectation of expansion of our property, renewable power and infrastructure businesses and future cash flows; our expectation of much better results in our Brazilian residential real estate business as the result of the deferral of profit recognition; the future realization of meaningful unrecognized gains in our private equity and finance business; our ability to launch seven private funds and raise more than $4 billion of third-party capital; our objective to lock in the current lower yield interest rate environment and extend term to match fund our long-life assets; our business development activities and outlook expectations for each of our business units as described under “Review of Operations”; the development activities in our renewable power business, including installed capacity, expected annual generation and projected costs; our belief that we are in position to achieve long-term generation targets for the balance of the year should normal water conditions prevail; our expectation that renewable energy will lead to extended increases in realized prices and operating cash flows over the longer term; our belief that we will be able to maintain or increase our net rental income in our commercial properties in the coming years; our expectation of additional growth in cash flow from recently completed development activity within our Brazilian retail portfolio; the scheduled completion of the City Square project in Perth; the expected commencement of work on our development site in London; the potential addition to assets under management and annual net operating income from our commercial property development pipeline; our ability to advance our development inventory in the near term; the reasons for our positive outlook for our commercial property operations; our expectation of favorable market conditions in the short term for the timber industry; our expectation of stable cash flow and expected investments and backlog in our infrastructure operations; our expectation of strong cash flows and investment opportunities and growth in our North American residential business; improving business conditions for portfolio companies and opportunities to monetize assets in our private equity and finance operations; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

64      BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(UNAUDITED)
(MILLIONS)	Mar. 31, 2011	Dec. 31, 2010
Assets
Cash and cash equivalents	$2,034	$1,713
Other financial assets	4,256	4,419
Accounts receivable and other	8,024	7,869
Inventory	6,317	5,849
Investments	8,535	6,629
Property, plant and equipment	18,580	18,148
Investment properties	23,331	22,163
Timber	3,216	3,206
Intangible assets	3,849	3,805
Goodwill	2,605	2,546
Deferred income tax asset	1,989	1,784

	$82,736	$78,131
Liabilities and Equity
Accounts payable and other	$10,602	$10,334
Corporate borrowings	3,062	2,905
Non-recourse borrowings
Property-specific mortgages	24,712	23,454
Subsidiary borrowings	4,297	4,007

Deferred income tax liability	4,957	4,970

Capital securities	1,733	1,707
Interests of others in funds	1,709	1,562
Equity
Preferred equity	1,893	1,658
Non-controlling interests	15,080	14,739
Common equity	14,691	12,795

	31,664	29,192

	$82,736	$78,131

Q1 2011 INTERIM REPORT    65

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2011	2010
Total revenues	$3,583	$3,031

Asset management and other services	76	71
Revenues less direct operating costs
Renewable power generation	186	239
Commercial properties	310	279
Infrastructure	188	47
Development activities	52	70
Private equity and finance	69	74

	881	780
Equity accounted income	177	115
Investment and other income	149	142

	1,207	1,037
Expenses
Interest	546	427
Operating costs	115	93
Current income taxes	33	21

	513	496
Other items
Fair value changes	282	128
Depreciation and amortization	(221)	(179)
Deferred income tax	(4)	(36)

Net income	$570	$409

Net income attributable to:
Common shareholders	$278	$164
Non-controlling interests	292	245

	$570	$409

Net income per common share:
Diluted	$0.41	$0.25
Basic	$0.42	$0.26

66      BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Net income	$570	$409

Other comprehensive income
Foreign currency translation	169	1
Available-for-sale securities	20	25
Derivative instruments designated as cash flow hedges	6	8
Revaluations of property, plant and equipment	4	45
Equity accounted investments	(2)	(30)
Taxes on above items	201	(6)

	398	43

Comprehensive income	$968	$452

Attributable to:
Common shareholders
Net income	$278	$164
Other comprehensive income	319	31

Comprehensive income	$597	$195

Non-controlling interests
Net income	$292	$245
Other comprehensive income	79	12

Comprehensive income	$371	$257

Q1 2011 INTERIM REPORT    67

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED MARCH 31, 2011 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains¹	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2010	$1,334	$97	$4,627	$187	$4,680	$1,930	$(60)	$12,795	$1,658	$14,739	$29,192
Prior to: deferred income taxes	–	–	326	(232)	1,913	163	46	2,216	–	970	3,186

	1,334	97	4,953	(45)	6,593	2,093	(14)	15,011	1,658	15,709	32,378

Changes in period
Net income
Income and disposition gains prior to other items	–	–	228	3	–	–	–	231	–	285	516
Depreciation and amortization	–	–	(164)	–	–	–	–	(164)	–	(57)	(221)
Fair value changes	–	–	156	–	–	–	–	156	–	126	282
Less: disposition gains¹	–	–	–	(3)	–	–	–	(3)	–	–	(3)
Associated deferred income taxes	–	–	58	–	–	–	–	58	–	(62)	(4)

	–	–	278	–	–	–	–	278	–	292	570

Other comprehensive income
Fair value changes	–	–	–	–	3	–	34	37	–	(9)	28
Currency translation	–	–	–	–	–	81	–	81	–	88	169
Associated deferred income taxes	–	–	–	–	190	11	–	201	–	–	201

	–	–	–	–	193	92	34	319	–	79	398

Shareholder distributions
Common equity	–	–	(78)	–	–	–	–	(78)	–	–	(78)
Preferred equity	–	–	(25)	–	–	–	–	(25)	–	–	(25)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(144)	(144)

	–	–	(103)	–	–	–	–	(103)	–	(144)	(247)

Other items
Equity issuances, net of redemptions	1,471	–	(101)	–	–	–	–	1,370	235	103	1,708
Share-based compensation	–	7	–	–	–	–	–	7	–	3	10
Acquisitions / dispositions	–	–	–	(37)	–	35	–	(2)	–	14	12
Associated deferred income taxes	8	–	–	54	–	(35)	–	27	–	(6)	21

	1,479	7	(101)	17	–	–	–	1,402	235	114	1,751

Reversal of in-period income taxes	(8)	–	(58)	(54)	(190)	24	–	(286)	–	68	(218)

	2,805	104	4,969	(82)	6,596	2,209	20	16,621	1,893	16,118	34,632

Less: deferred income taxes, net
Opening balances	–	–	(326)	232	(1,913)	(163)	(46)	(2,216)	–	(970)	(3,186)
In-period amounts	8	–	58	54	190	(24)	–	286	–	(68)	218

Ending balances	8	–	(268)	286	(1,723)	(187)	(46)	(1,930)	–	(1,038)	(2,968)

Balance as at March 31, 2011	$2,813	$104	$4,701	$204	$4,873	$2,022	$(26)	$14,691	$1,893	$15,080	$31,664

1.	Disposition gains not recognized in net income under IFRS

68      BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) THREE MONTHS ENDED MARCH 31, 2010 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Disposition Gains¹	Revaluation Surplus	Currency Translation	Other Reserves	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2009	$1,289	$67	$3,560	$117	$5,193	$1,623	$(40)	$11,809	$1,144	$10,186	$23,139
Prior to: deferred income taxes	–	–	295	–	2,352	119	29	2,795	–	983	3,778

	1,289	67	3,855	117	7,545	1,742	(11)	14,604	1,144	11,169	26,917

Changes in period
Net income
Income and disposition gains prior to other items	–	–	281	85	–	–	–	366	–	215	581
Depreciation and amortization	–	–	(157)	–	–	–	–	(157)	–	(22)	(179)
Fair value changes	–	–	63	–	–	–	–	63	–	65	128
Less: disposition gains¹	–	–	–	(85)	–	–	–	(85)	–	–	(85)
Associated deferred income taxes	–	–	(23)	–	–	–	–	(23)	–	(13)	(36)

	–	–	164	–	–	–	–	164	–	245	409

Other comprehensive income
Fair value changes	–	–	–	–	40	–	(7)	33	–	15	48
Currency translation	–	–	–	–	–	3	–	3	–	(2)	1
Associated deferred income taxes	–	–	–	–	(5)	–	–	(5)	–	(1)	(6)

	–	–	–	–	35	3	(7)	31	–	12	43

Shareholder distributions
Common equity	–	–	(75)	–	–	–	–	(75)	–	–	(75)
Preferred equity	–	–	(16)	–	–	–	–	(16)	–	–	(16)
Non-controlling interests	–	–	–	–	–	–	–	–	–	(86)	(86)

	–	–	(91)	–	–	–	–	(91)	–	(86)	(177)

Other items
Equity issuances, net of redemptions	8	–	(7)	–	–	–	–	1	269	476	746
Share-based compensation	–	7	–	–	–	–	–	7	–	–	7
Acquisitions / dispositions	–	–	–	25	–	60	–	85	–	149	234
Associated deferred income taxes	–	–	–	51	–	(60)	–	(9)	–	(96)	(105)

	8	7	(7)	76	–	–	–	84	269	529	882

Reversal of in-period income taxes	–	–	23	(51)	5	60	–	37	–	110	147

	1,297	74	3,944	142	7,585	1,805	(18)	14,829	1,413	11,979	28,221

Less: deferred income taxes, net
Opening balances	–	–	(295)	–	(2,352)	(119)	(29)	(2,795)	–	(983)	(3,778)
In-period amounts	–	–	(23)	51	(5)	(60)	–	(37)	–	(110)	(147)

Ending balances	–	–	(318)	51	(2,357)	(179)	(29)	(2,832)	–	(1,093)	(3,925)

Balance as at March 31, 2010	$1,297	$74	$3,626	$193	$5,228	$1,626	$(47)	$11,997	$1,413	$10,886	$24,296

1.	Disposition gains not recognized in net income under IFRS

Q1 2011 INTERIM REPORT    69

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Operating activities
Net income	$570	$409
Adjusted for the following items
Fair value changes	(282)	(128)
Depreciation and amortization	221	179
Deferred income taxes	4	36

	513	496
Residential development	(351)	(5)
Net change in non-cash working capital balances and other	(43)	(109)

	119	382

Financing activities
Corporate borrowings, net of repayments	103	(165)
Property-specific mortgages, net of repayments	71	138
Other debt of subsidiaries, net of repayments	182	(222)
Capital provided by non-controlling interests, net of repayments	94	(29)
Capital provided by fund partners	7	–
Corporate preferred equity issuances	229	262
Subsidiary preferred equity issuances	–	495
Common shares issued, net of repurchases	469	8
Common shares of subsidiaries issued, net of repurchases	2	10
Shareholder distributions – subsidiaries	(144)	(86)
Shareholder distributions – corporate	(103)	(91)

	910	320

Investing activities
Investment in or sale of operating assets, net
Investment properties	220	(348)
Property, plant and equipment
Renewable power generation	(167)	(37)
Infrastructure	(94)	68
Private equity and finance	(61)	(54)
Timber	(8)	–
Investments	(774)	97
Other financial assets	133	(419)
Restricted cash and deposits	43	(23)
Acquisition of subsidiaries, net of dispositions	–	(16)

	(708)	(732)

Cash and cash equivalents
Balance, beginning of period	1,713	1,309
Increase/(Decrease)	321	(30)

Balance, end of period	$2,034	$1,279

70      BROOKFIELD ASSET MANAGEMENT

Notes to the Consolidated Financial Statements

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “company”) is a global asset management company. Focused on property, power and infrastructure assets, the company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2010.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc., which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2010 included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as noted in 2(b) below.

The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

These financial statements were authorized for issuance by the Board of Directors of the company on May 10, 2011.

b)	Changes in Accounting Policies

Related party disclosures

On November 4, 2009, the International Accounting Standard Board (“IASB”) issued a revised version of International Accounting Standards 24, Related Party Disclosures (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The implementation of IAS 24 did not have a material impact to the Company’s interim consolidated financial statements.

c)	Future Changes in Accounting Policies

I.	Financial Instruments

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The company has not yet determined the impact of IFRS 9 on its financial statements.

Q1 2011 INTERIM REPORT    71

II.	Income Taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property. The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The company has not yet determined the impact of the amendments to IAS 12 on its financial statements.

3.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
(a)	Other Financial Assets

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$1,198	$1,700
Non-current portion	3,058	2,719

	$4,256	$4,419

(b) Accounts Receivable and Other

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$5,518	$5,504
Non-current portion	2,506	2,365

	$8,024	$7,869

(c) Inventory

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$3,568	$3,156
Non-current portion	2,749	2,693

	$6,317	$5,849

(d) Accounts Payable and Other

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$6,634	$6,482
Non-current portion	3,968	3,852

	$10,602	$10,334

(e) Property-Specific Mortgages

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$3,851	$4,331
Non-current portion	20,861	19,123

	$24,712	$23,454

(f) Subsidiary Borrowings

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Current portion	$382	$620
Non-current portion	3,915	3,387

	$4,297	$4,007

72      BROOKFIELD ASSET MANAGEMENT

4.	SEGMENTED INFORMATION

The company’s presentation of reportable segments is based on how management has organized the business in making operating and capital allocation decisions and assessing performance. The company has five reportable segments:

(a)	renewable power generation operations, which are predominantly hydroelectric power generating facilities on river systems in North America and Brazil;

(b)

commercial properties operations, which are principally commercial office properties, retail properties and commercial developments located primarily in major North American, Brazilian, and Australian and European cities;

(c)	infrastructure operations, which are predominantly utilities, transport and energy and timber operations located in Australia, North America, the United Kingdom and South America;

(d)	development activities operations, which are principally residential development and opportunistic investing, located primarily in major North American, Brazilian and Australian cities; and

(e)	private equity and finance operations include the company’s restructuring funds, real estate finance, bridge lending and other investments.

Non-operating assets, liabilities and related revenues, cash flows and net income (loss) are presented as cash, financial assets, fee revenues and other.

The following table reconciles revenues, net income (loss), assets and liabilities by reportable segments:

	2011		2010
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Revenues	Net Income (Loss)	Revenues	Net Income
Renewable power generation	$298	$(159)	$337	$59
Commercial properties	589	466	539	237
Infrastructure	444	80	196	14
Development activities	494	25	480	61
Private equity and finance	1,041	99	826	34
Cash, financial assets, fee revenues and other	717	59	653	4

	$3,583	$570	$3,031	$409

	2011		2010
AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	Assets	Liabilities	Assets	Liabilities
Renewable power generation	$15,118	$10,069	$14,738	$9,902
Commercial properties	29,964	14,305	27,654	14,055
Infrastructure	14,025	8,759	13,695	8,446
Development activities	9,998	5,867	9,393	5,336
Private equity and finance	8,427	4,771	7,554	4,078
Cash, financial assets, fee revenues and other	5,204	7,301	5,097	7,122

	$82,736	$51,072	$78,131	$48,939

Q1 2011 INTERIM REPORT    73

Revenues, assets and liabilities by geographic segments are as follows:

	2011		2010		2011	2010
AS AT MAR. 31, 2011 AND DEC. 31, 2010 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Assets	Liabilities	Assets	Liabilities	Revenues
United States	$31,634	$18,924	$28,504	$18,100	$1,279	$1,135
Canada	17,809	12,522	17,441	12,053	697	608
Australia	15,999	9,735	15,594	9,454	634	558
Brazil	12,232	7,036	11,483	6,453	433	467
Europe	4,162	2,426	4,185	2,511	335	144
Other	900	429	924	368	205	119

	$82,736	$51,072	$78,131	$48,939	$3,583	$3,031

5.	PROPERTY, PLANT AND EQUIPMENT

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Renewable power generation	$12,680	$12,443
Timber	697	688
Utilities	759	723
Transport and energy	1,808	1,727
Private equity and finance	2,562	2,497
Other property, plant and equipment	74	70

	$18,580	$18,148

6.	COMMON EQUITY

The company’s common shareholders’ equity is comprised of the following:

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)	2011	2010
Class A and B common shares	$2,813	$1,334
Contributed surplus	104	97
Retained earnings	4,701	4,627
Disposition gains	204	187
Accumulated other comprehensive income	6,869	6,550

Common equity	$14,691	$12,795

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

74      BROOKFIELD ASSET MANAGEMENT

The number of shares issued and outstanding and unexercised options at March 31, 2011 and December 31, 2010 are as follows:

AS AT MAR. 31, 2011 AND DEC. 31, 2010 NUMBER OF SHARES	2011	2010
Class A common shares	620,960,841	577,578,573
Class B common shares	85,120	85,120

	621,045,961	577,663,693
Unexercised options	39,453,831	38,401,076

Total diluted common shares	660,499,792	616,064,769

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MARCH 31	2011	2010
Outstanding at beginning of period	577,663,693	572,867,939
Shares issued (repurchased)
Dividend reinvestment plan	29,048	29,410
Management share option plan	1,458,220	1,085,224
Repurchases	(3,200,000)	–
Issuances	45,095,000	–
Other	–	20

Outstanding at end of period	621,045,961	573,982,593

In January 2011, the company issued 27,500,000 Class A common shares in connection with the $1.7 billion acquisition of General Growth Properties common shares. In February 2011, the company issued 17,595,000 Class A common shares for cash proceeds of C$578 million pursuant to a public equity offering. In March 2011, the company acquired 3.2 million Class A Shares for $106 million, of which 2.4 million shares back grants of restricted stock to employees in lieu of share options.

Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2011	2010
Net income available to common shareholders	$278	$164
Preferred share dividends	(25)	(16)

Net income available to common shareholders – basic	253	148
Capital securities dividends¹	6	–

Net income available for common shareholders – diluted	$259	$148

AS AT MAR. 31, 2011 AND DEC. 31, 2010 (MILLIONS)
Weighted average – common shares	607.2	573.3
Dilutive effect of the conversion of options using treasury stock method	12.7	9.3
Dilutive effect of the conversion of capital securities¹,²	14.7	–

Common shares and common share equivalents	634.6	582.6

1.

Subject to the approval of the Toronto Stock Exchange, the Series 10,11,12 and 21 shares, unless redeemed by the company for cash, are convertible into Class A common shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder

2.	The number of shares is based on 95% of the quoted market price at period-end

Q1 2011 INTERIM REPORT    75

Stock-based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date.

During the three months ended March 31, 2011, the company granted 2.5 million stock options at a weighted average exercise price of $32.61 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 33.8% volatility, a weighted average expected dividend yield of 5.0% annually, a risk free rate of 2.8% and a liquidity discount of 25%.

In February 2011, the company established an Escrowed Stock Plan which allows executives to increase their ownership of Brookfield Class A common shares. Under the escrowed plan, a private company was capitalized with common shares (the “escrowed shares”) and preferred shares issued to Brookfield for cash proceeds. The proceeds were used to purchase 3.2 million Brookfield Class A common shares and 75% of the escrowed shares were granted to executives.

The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A common shares issued from treasury of the company, based on the market value of Class A common shares at the time of exchange.

76      BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries

Shareholder enquiries should be directed to our Investor Relations group at:

Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-363-2856
Web site:	www.brookfield.com
E-Mail:	inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or 1-800-387-0825
(toll free throughout North America)
Facsimile:	416-643-5501
Web site:	www.cibcmellon.com
E-Mail:	inquiries@cibcmellon.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Common Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 10	BAM.PR.H	Toronto
Series 11	BAM.PR.I	Toronto
Series 12	BAM.PR.J	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 21	BAM.PR.O	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of the company’s 2010 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional Class A Common Shares in the company without payment of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our web site.

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares ¹	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares ¹
Series 2, 4, 10, 11, 12, 13, 17, 18, 21, 22, 24, 26 and 28	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors

Q1 2011 INTERIM REPORT    77

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Three World Financial Center	Level 22	Lippo Centre, Tower One	Level 12, Al Attar Business Tower
200 Vesey Street, 10th Floor	135 King Street	13/F, 1306	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	89 Queensway, Hong Kong	Dubai, UAE
10281-0221	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	23 Hanover Square	Rua Lauro Muller 116, 21° andar,	Brookfield Advisors India Pvt Ltd
Bay Wellington Tower	London W1S 1JB	Botafogo - Rio de Janeiro - Brasil	Suite 1201, Trident Nariman Point, Mumbai
181 Bay Street, Box 762	United Kingdom	22290 - 160	400021, India
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635-250	T +91 (22) 6630 6003
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800	F +91 (22) 6630 6011
F 416.365.9642		F 55 (21) 3527.7799

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